Filed Pursuant to Rule 424(b)(3)
File No. 333-221549

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 28, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated November 14, 2017)

ANDEAVOR LOGISTICS LP

             Units

    % Series A Fixed-to-Floating Rate Cumulative Redeemable

Perpetual Preferred Units

(Liquidation Preference $1,000 per unit)

We are offering         of our     % Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit, representing limited partner interests in Andeavor Logistics LP (the “Series A Preferred Units”).

Distributions on the Series A Preferred Units are cumulative from the date of original issue and will be payable semi-annually in arrears on the      day of              and             through and including                 , 20      with the first such payment to be made on                 , 2018, and after                 , 20     , quarterly in arrears on the      day of             ,             ,               and             of each year, when, as and if declared by our general partner. A pro-rated initial distribution on the Series A Preferred Units offered hereby will be payable on                     , 2018 in an amount equal to approximately $        per Series A Preferred Unit. Distributions on the Series A Preferred Units will be payable out of amounts legally available therefor from and including the date of original issue to, but not including,                 , 20     , at a rate equal to     % per annum of the $1,000 liquidation preference. On and after                 , 20     , distributions on the Series A Preferred Units will accumulate for each distribution period at a percentage of the $1,000 liquidation preference equal to the three-month LIBOR plus a spread of     % per annum.

At any time on or after                 , 20     , we may redeem the Series A Preferred Units, in whole or in part, out of amounts legally available therefor, at a redemption price of $        per Series A Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared. In addition, upon the occurrence of certain rating agency events as described under “Description of the Series A Preferred Units—Redemption—Optional Redemption upon a Ratings Event,” we may redeem the Series A Preferred Units, in whole but not in part, at a price of $        per Series A Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

Investing in the Series A Preferred Units involves risks. See “Risk Factors” on page S-11 of this prospectus supplement and on page 5 of the accompanying base prospectus and the other risk factors incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	Per Series A Preferred Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds before expenses to us	$	$

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series A Preferred Units on or about                      , 2017.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman Sachs & Co. LLC	Credit Suisse	Wells Fargo Securities

Prospectus supplement dated                      , 2017.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus or any free writing prospectus that we may provide to you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. You should assume that the information appearing in this prospectus supplement, the accompanying base prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus, and any free writing prospectus is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

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ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of the Series A Preferred Units. The second part is the accompanying base prospectus, some of which may not apply to this offering of the Series A Preferred Units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement, the accompanying base prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement or the accompanying base prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying base prospectus. Please read “Incorporation of Certain Documents by Reference” in this prospectus supplement.

This prospectus supplement does not offer to sell or solicit offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

As used in this prospectus supplement, unless otherwise noted or the context otherwise requires, references to “we,” “our,” “us,” “Partnership” and “Andeavor Logistics” refer to Andeavor Logistics LP and its subsidiaries as a combined entity. References to our “general partner” refer to Tesoro Logistics GP, LLC, the general partner of Andeavor Logistics LP. References to “Andeavor” refer to Andeavor and any of its subsidiaries, other than Andeavor Logistics, its subsidiaries and its general partner.

In making an investment decision, prospective investors must rely on their own examination of Andeavor Logistics LP and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable laws and regulations.

This prospectus supplement contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained free of charge from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Any information that we file after the date of this prospectus supplement and prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and that is deemed “filed” with the SEC is incorporated by reference and will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 21, 2017 (the “Annual Report”);

•	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2017 filed with the SEC on May 9, 2017, for the quarterly period ended June 30, 2017 filed on August 9, 2017 and for the quarterly period ended September 30, 2017, filed on November 9, 2017; and

•	our Current Reports on Form 8-K filed on October 20, 2014, December 11, 2014, January 6, 2017, February 22, 2017, February 24, 2017 (Item 1.01 only), April 26, 2017, May 19, 2017, June 1, 2017, August 1, 2017, August 14, 2017 (Items 1.01 and 3.02 only), August 21, 2017, August 22, 2017, September 28, 2017, October 31, 2017, November 3, 2017, November 8, 2017 (only the report filed, not furnished, on this date), November 13, 2017, November 14, 2017 and November 20, 2017.

We take no responsibility for Western Refining Logistics, LP’s (“WNRL”) filings with the SEC, and we are not incorporating by reference any part of such filings into this prospectus supplement, except to the extent incorporated by reference by our Current Report on Form 8-K/A, filed on November 14, 2017. WNRL’s audited consolidated financial statements, as incorporated by reference in the aforementioned Current Report on Form 8-K/A filed on November 14, 2017, have not been updated for the retrospective adoption of Accounting Standards Update 2016-09, “Improvements to Employee Share-Based Payment Accounting.” WNRL adopted this accounting standards update on January 1, 2017. The presentation of WNRL’s Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 would have been retrospectively adjusted to include payments of $0.5 million each year for tax withholdings for stock-based compensation in net cash used in financing activities that was previously reported in net cash provided by operating activities as a change in accounts payable and accrued liabilities. There were no payments during the year ended December 31, 2014.

In reviewing any agreements incorporated by reference, please remember that they are included to provide you with information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. In addition, such representations and warranties were made solely for the benefit of the parties to such agreement.

You may obtain the documents incorporated by reference into this prospectus supplement from the SEC through the SEC’s website at the address provided above. The documents are also available, free of charge, through our website, www.andeavorlogistics.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Except for

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the filings expressly referenced above, information on or accessible through our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement. You may also request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Andeavor Logistics LP

Investor Relations

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

(210) 626-6000

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FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus supplement, the accompanying base prospectus and the documents we incorporated by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to:

•	changes in the expected value of and benefits derived from acquisitions, including any inability to successfully integrate acquisitions or realize expected synergies;

•	changes in global economic conditions on our business, on the business of our key customers, including Andeavor, and on our customers’ suppliers, business partners and credit lenders;

•	a material change in the crude oil and natural gas produced in the Bakken Shale/Williston Basin area of North Dakota and Montana, the Green River Basin, Uinta Basin and Vermillion Basin in the states of Utah, Colorado and Wyoming, the Delaware Basin, the Four Corners area of Northwestern New Mexico and the Upper Great Plains region;

•	the ability of our key customers, including Andeavor, to remain in compliance with the terms of their outstanding indebtedness;

•	changes in the cost or availability of third-party vessels, pipelines and other means of delivering and transporting crude oil, feedstocks, natural gas, NGLs and refined products;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	the timing and extent of changes in commodity prices and demand for refined products, natural gas and NGLs;

•	changes in our cash flow from operations;

•	impact of QEP Resources’ and Questar Gas Company’s ability to perform under the terms of our gathering agreements as they are the largest customers in our natural gas business;

•	the risk of contract cancellation, non-renewal or failure to perform by those in our supply and distribution chains, including Andeavor and Andeavor’s customers, and the ability to replace such contracts and/or customers;

•	the suspension, reduction or termination of Andeavor’s obligations under our commercial agreements and our secondment agreement;

•	a material change in profitability among our customers, including Andeavor;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	the coverage and ability to recover claims under our insurance policies;

•	direct or indirect effects on our business resulting from actual or threatened terrorist or activist incidents, cyber-security breaches or acts of war;

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•	weather conditions, earthquakes or other natural disasters affecting operations by us or our key customers, including Andeavor, or the areas in which our customers operate;

•	disruptions due to equipment interruption or failure at our facilities, Andeavor’s facilities or third-party facilities on which our key customers, including Andeavor, are dependent;

•	our inability to complete acquisitions on economically acceptable terms or within anticipated timeframes;

•	actions of customers and competitors;

•	changes in our credit profile;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations, including those related to climate change and any changes therein and any legal or regulatory investigations, delays in obtaining necessary approvals and permits, compliance costs or other factors beyond our control;

•	operational hazards inherent in refining and natural gas processing operations and in transporting and storing crude oil, natural gas, NGLs and refined products;

•	changes in capital requirements or in execution and benefits of planned capital projects;

•	seasonal variations in demand for natural gas and refined products;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any accruals, which affect us or Andeavor;

•	risks related to labor relations and workplace safety;

•	political developments; and

•	the factors described in greater detail under “Competition” and “Risk Factors” in Items 1 and 1A of our Annual Report on Form 10-K for the year ended December 31, 2016, and our other filings with the SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in this prospectus supplement, the accompanying base prospectus and the documents incorporated herein and therein by reference under the heading “Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus supplement are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

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TRADEMARKS AND SERVICE MARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus supplement are the property of their respective owners. The trademarks we own or have the right to use include Andeavor Logistics. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus supplement may appear without the ®, TM or SM symbols, but the absence of such references does not indicate the registration status of the trademarks, service marks and trade names, and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of this offering of the Series A Preferred Units, you should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference, including the financial statements and the notes thereto. Please read “Where You Can Find More Information” on page S-ii of this prospectus supplement. Please also read “Risk Factors” beginning on page S-11 of this prospectus supplement, on page 5 of the accompanying prospectus and in the documents incorporated by reference for more information about important factors that you should consider before investing in the Series A Preferred Units.

Andeavor Logistics

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed in December 2010 by Andeavor and its wholly owned subsidiary, Tesoro Logistics GP, LLC, to own, operate, develop and acquire logistics assets. We completed our initial public offering in April 2011. We are a full-service logistics company operating in the western and mid-continent regions of the United States. We own and operate networks of crude oil, refined products and natural gas pipelines, terminals with dedicated and non-dedicated storage capacity for crude oil and refined products, rail facilities with loading and off-loading capabilities, marine terminals, a trucking fleet and natural gas processing and fractionation complexes. As of September 30, 2017, our assets were organized in two segments: (i) Gathering and Processing and (ii) Terminalling and Transportation. We generate revenues by charging fees for gathering crude oil and produced water, gathering and processing natural gas as well as fees for terminalling, transporting and storing crude oil and refined products. Approximately 44% and 59% of our total revenues for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, were derived from Andeavor and its affiliates under various long-term, fee-based commercial agreements, the majority of which include minimum volume commitments.

Management and Ownership of Andeavor Logistics

We are managed and operated by the board of directors and executive officers of Tesoro Logistics GP, LLC, our general partner. Andeavor is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner. Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or the board of directors of our general partner. Some of the executive officers and directors of our general partner currently serve as executive officers and directors of Andeavor.

In order to maintain operational flexibility, our operations are conducted through, and our operating assets are owned by, various operating subsidiaries. However, neither we nor our subsidiaries directly employ all of the resources necessary to conduct our operations. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Andeavor or others. A substantial majority of the personnel that will conduct our business are employed by our general partner and its affiliates, including Andeavor, but we sometimes refer to these individuals in this prospectus supplement as our employees.

Recent Developments

WNRL Merger

On October 30, 2017, we completed the merger (the “WNRL Merger”) of Western Refining Logistics, LP (“WNRL”) into Andeavor Logistics, with WNRL becoming a wholly-owned subsidiary of Andeavor Logistics. Concurrently with the completion of the WNRL Merger, Andeavor Logistics’ incentive distribution rights held by our general partner were cancelled and the 2% general partner interest in Andeavor Logistics held by our general partner was converted into a non-economic general partner interest in Andeavor Logistics (“GP/IDR Restructuring”). As a result of the GP/IDR Restructuring, our general partner received 78,000,000 common units representing limited partner interests in Andeavor Logistics.

Anacortes Asset Acquisition

On November 8, 2017, we announced our acquisition of certain logistics assets located in Anacortes, Washington (the “Anacortes Logistics Assets”), from Tesoro Refining & Marketing Company LLC, a subsidiary of Andeavor (“TRMC”), for total consideration of $445 million (the “Anacortes Asset Acquisition”). The Anacortes Logistics Assets included (i) tankage with a shell capacity of approximately 1.1 million barrels of crude oil and other feedstock storage and approximately 2.8 million barrels of refined product storage at TRMC’s refinery in Anacortes, Washington, including gasoline blending facilities and related equipment, pipeline interconnections, laboratories and ancillary facilities, (ii) rail terminal for the loading and unloading of crude oil and other heavy feedstocks from mainfest railcars, together with certain rail lines and railcar storage tracks and all related equipment and ancillary facilities and (iii) pipelines for the transfer of crude oil, non-crude feedstocks, black oils and light petroleum products between and among certain facilities and the marine terminal at TRMC’s refinery. The Anacortes Asset Acquisition was effected by way of a contribution of the Anacortes Logistics Assets by TRMC into Tesoro Logistics Operations LLC, one of our subsidiaries, in exchange for our payment to our general partner of approximately $445 million, comprised of $400.5 million in cash financed with borrowings under our incremental revolving credit facility under that certain credit agreement dated January 29, 2016, which provides us with loan availability of up to $1.0 billion (the “Dropdown Credit Facility”), and issuance of 980,802 common units to our general partner, which had a fair value of approximately $44.5 million.

Amendment to the Credit Facilities

On November 9, 2017, we entered into an agreement and consent with the lenders under the Dropdown Credit Facility and our revolving credit facility under that certain third amended and restated revolving credit agreement dated January 29, 2016, which provides us with loan availability of $600.0 million (the “Revolving Credit Facility,” and, together with the Dropdown Credit Facility, the “Credit Facilities”), which provides that for purposes of the Credit Facilities, the “Investment Grade Date” (as defined in the Credit Facilities) is deemed to have occurred and results in the release of all collateral pledged by us and certain of our subsidiaries under the Credit Facilities. As a result, from and following November 9, 2017, we and our subsidiaries are no longer required to secure the obligations under the Credit Facilities. We are currently in the process of terminating the security interests related to the Credit Facilities.

Our Senior Notes Offering

On November 16, 2017, Andeavor Logistics, Tesoro Logistics Finance Corp. and certain guarantor subsidiaries of Andeavor Logistics entered into an Underwriting Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC, as representatives of the several underwriters listed therein, in connection with the offer and sale (the “Senior Notes Offering”) by Andeavor Logistics and Tesoro Logistics Finance Corp. of $500 million aggregate principal amount of 3.500% Senior Notes due 2022 (the “2022 Notes”), $750 million aggregate principal amount of 4.250% Senior Notes due 2027 (the “2027 Notes”) and $500 million aggregate principal amount of 5.200% Senior Notes due 2047 (the “2047 Notes” and, together with the 2022 Notes and the 2027 Notes, the “Notes”). The settlement of the Senior Notes Offering and the delivery of the Notes will take place on November 28, 2017. We intend to use the net proceeds from the Senior Notes Offering (i) to redeem our 5.875% Senior Notes due 2020 and 6.125% Senior notes due 2021, (ii) to repay borrowings under the Dropdown Credit Facility, (iii) to pay fees and expenses associated with the foregoing and (iv) for general partnership purposes (including the repayment of $26 million of borrowings under the Revolving Credit Facility).

Our Strengths and Strategies

As a leading provider of logistic services to refining and marketing companies and oil and gas producers within our strategic footprint, we believe the following are some of our key competitive strengths and strategies.

•	Strategic Relationship with Andeavor— We have a strategic relationship with Andeavor which is one of the largest independent petroleum refiners and marketers in the United States. Andeavor’s approximate 59% ownership in Andeavor Logistics provides a clear alignment between the two parties. Andeavor has accounted for approximately 50% of our revenue as of September 30, 2017.

•	Strategically Located and Geographically Diverse Portfolio— We have a geographically diverse and strategically located portfolio. Our significant geographic diversity across the Bakken, Rockies and Permian Basins as well as the California, Northwest, Southwest and mid-continent refining markets gives us a well-balanced portfolio to serve both upstream and downstream customers and attractive markets.

•	Stable, Fee Based Cash Flow— We aim to have a stable, fee-based cash flow that is more predictable and stable.

•	Significant Growth Potential— Our assets and footprint provides us with a visible pipeline of growth opportunities through both our existing asset base and organic expansion, including in the Permian and through third party acquisitions and acquisitions of Andeavor assets.

•	Strong Financial Policy and Performance— We are focused on strengthening our business profile and improving our credit metrics, including through aiming to maintaining prudent liquidity under our debt facilities and 1.1x target distribution coverage.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Our website is located at andeavorlogistics.com. The information on or accessible through our website is not part of this prospectus supplement, other than the documents that Andeavor Logistics files with the SEC that are expressly incorporated by reference into this prospectus supplement, and you should rely only on information contained in or incorporated by reference herein and any free writing prospectus filed in connection with this offering when making an investment decision. See “Incorporation of Certain Documents by Reference” beginning on page S-iii of this prospectus supplement.

The Offering

Issuer	Andeavor Logistics LP

Securities Offered	of our % Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per Series A Preferred Unit.

Price per Series A Preferred Unit	$ per Series A Preferred Unit.

Maturity	Perpetual (unless redeemed by us on or after , 20 , or in connection with a Ratings Event (as defined herein). See “Description of Our Series A Preferred Units—Optional Redemption on or after , 20” and “—Optional Redemption upon a Ratings Event” on page S-26 of this prospectus supplement).

Distributions	Distributions on the Series A Preferred Units will accrue and be cumulative from the date that the Series A Preferred Units are originally issued and will be payable on each Distribution Payment Date (as defined below) when, as and if declared by our general partner out of legally available funds for such purpose.

Distribution Payment and Record Dates	Semi-annually in arrears on the day of and through and including , 20 with the first such payment to be made on , 2018, and after , 20 , quarterly in arrears on the day of , , and of each year, (each, a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day (as defined under “Description of Our Series A Preferred Units”) of the month of the applicable Distribution Payment Date. A pro-rated initial distribution on the Series A Preferred Units offered hereby will be payable on , 2018 in an amount equal to approximately $ per Series A Preferred Unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate	The initial distribution rate for the Series A Preferred Units from and including the date of original issue to, but not including, , 20 will be % per annum of the $1,000

liquidation preference per unit (equal to $        per unit per annum). On and after                 , 20        , distributions on the Series A Preferred Units will accumulate for each distribution period at a percentage of the liquidation preference equal to the three-month LIBOR plus a spread of     % per annum.

Ranking	The Series A Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units will rank:

•	senior to our common units, non-economic general partner interest, the TexNew Mex Units and the Special Limited Partner Interest, and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or pari passu with the Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Junior Securities”);

•	pari passu with (i) each other and (ii) any other class or series of limited partner interests or other equity securities established on or after the original issue date of the Series A Preferred Units that is not expressly made senior or subordinated to the Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Parity Securities”);

•	junior to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Senior Securities”); and

•	junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

For a description of our TexNew Mex Units and Special Limited Partner Interest, please see “Description of our TexNew Mex Units and Special Limited Partner Interest” in the accompanying base prospectus.

As of September 30, 2017, we have $4,134 million of indebtedness that ranks senior to the Series A Preferred Units. In addition, as of September 30, 2017, on an as further adjusted basis as described under “Capitalization” on page S-18 of this prospectus supplement we would have the ability to borrow approximately $ million under our credit facilities, subject to certain limitations.

Parity Securities with respect to the Series A Preferred Units may include classes of our limited partner interests and other equity securities that have different distribution rates, mechanics, periods (e.g., quarterly rather than semi-annual), payment dates and record dates than the Series A Preferred Units.

Restrictions on Distributions	We will not declare or pay or set aside for payment full distributions on the Series A Preferred Units or any Parity Securities for any distribution period unless full cumulative distributions have been paid on the Series A Preferred Units and any Parity Securities through the most recently completed distribution period for each such security. To the extent distributions will not be paid in full on the Series A Preferred Units, the general partner will take appropriate action to ensure that all distributions declared and paid upon the Series A Preferred Units and any Parity Securities will be reduced, declared and paid on a pro rata basis on their respective payment dates.

We will not declare or pay or set aside for payment distributions on any Junior Securities (other than a distribution payable solely in Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid on all outstanding Series A Preferred Units and any Parity Securities through the most recently completed respective distribution periods. To the extent a distribution period applicable to a class of Junior Securities or Parity Securities is shorter than the distribution period applicable to the Series A Preferred Units (e.g., quarterly rather than semi-annual), the general partner may declare and pay regular distributions with respect to such Junior Securities or Parity Securities so long as, at the time of declaration of such distribution, the general partner expects to have sufficient funds to pay the full distribution in respect of the Series A Preferred Units on the next successive Distribution Payment Date.

Optional Redemption Upon a Ratings Event	At any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a “Ratings Event” (as defined below), we may, at our option, redeem the Series A Preferred Units in whole, but not in part, at a redemption price in cash per Series A Preferred Unit equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness.

“Ratings Event” means a change by any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that publishes a rating for us (a “rating agency”) to its equity credit criteria for securities such as the Series A Preferred Units, as such criteria are in effect as of the original issue date of the Series A Preferred Units (the “current criteria”), which change results in (i) any shortening of the length of time for which the current criteria are scheduled to be in effect with respect to the Series A Preferred Units, or (ii) a lower equity credit being given to the Series A Preferred Units than the equity credit that would have been assigned to the Series A Preferred Units by such rating agency pursuant to its current criteria.

Optional Redemption

At any time on or after                 , 20         , we may redeem the Series A Preferred Units, in whole or in part, out of amounts legally available therefor, at a redemption price of $1,000 per Series A Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared. We must provide not less than 10 days’ and not more than 60 days’ written notice of any such redemption. We may undertake multiple partial redemptions. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness.

Conversion, Exchange and Preemptive Rights	The Series A Preferred Units will not be subject to preemptive rights or be convertible into or exchangeable for any other securities or property at the option of the holder.

Voting Rights	Holders of the Series A Preferred Units generally will not have voting rights.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a separate class, no amendment to our partnership agreement may be adopted that would have a material adverse effect on the existing preferences, rights, powers, duties or obligations of such Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities established after the closing of the offering and upon which like voting rights have been conferred and are exercisable, we may not (i) create or issue any Parity Securities (including any additional Series A Preferred Units) if the cumulative distributions on the Series A Preferred Units (or Parity Securities, if applicable) are in arrears or (ii) create or issue any Senior Securities.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A Preferred Units will generally, subject to the discussion under “Description of Our Series A Preferred Units—Liquidation Rights” on page S-22 of this prospectus supplement, be entitled to receive, out of our available assets and prior to holders of Junior Securities (and pari passu with any Parity Securities, including the Series A Preferred Units) the positive value in each such holder’s capital account. The capital account maintenance and allocation provisions are designed to provide, to the greatest extent possible, the benefit of their respective liquidation preferences. If necessary, the holders of outstanding Series A Preferred Units will be specially allocated items of our gross income and gain in a manner designed to achieve, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, a liquidation preference of $1,000 per Series A Preferred Unit. The rights of holders of the Series A Preferred Units to receive the targeted liquidation preference will be subject to the proportional rights of holders of Parity Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Sinking Fund	The Series A Preferred Units will not be subject to any sinking fund requirements.

No Fiduciary Duties	We and our general partner entities and their officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units.

Use of Proceeds	We expect to receive net proceeds of approximately $ million from the sale of the Series A Preferred Units offered hereby, after deducting underwriting discounts and estimated offering expenses. We intend to use the proceeds of this offering (i) to redeem our 6.250% Senior Notes due 2022, (ii) to repay borrowings under the Revolving Credit Facility and (iii) for general partnership purposes. See “Use of Proceeds” on page S-17 of this prospectus supplement. Certain of the underwriters and/or their affiliates may hold our 6.250% Senior Notes due 2022 and may receive a portion of the proceeds from this offering in connection with the redemption of such notes. See “Underwriting” on page S-41 of this prospectus supplement.

Absence of Public Market	Although we have registered the offer and sale of the Series A Preferred Units under the Securities Act of 1933, as amended (the “Securities Act”), we do not intend to apply for the listing of the Series A Preferred Units on any securities exchange. In addition, although the underwriters have informed us that they intend to make a market in the Series A Preferred Units, as permitted by applicable laws and regulations, they are not obligated to make markets in the Series A Preferred Units, and they may discontinue their market-making activities at any time without notice.

Tax Consequences	See “Material U.S. Federal Income Tax Consequences” on page S-30 of this prospectus supplement.

Form	The Series A Preferred Units will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances. Please read “Description of Our Series A Preferred Units—Book-Entry System” on page S-28 of this prospectus supplement.

Settlement	Delivery of the Series A Preferred Units offered hereby will be made against payment therefor through the book-entry facilities of The Depository Trust Company on or about , 2017.

Risk Factors	Investing in the Series A Preferred Units involves risks. Please read “Risk Factors” starting on page S-11 of this prospectus supplement, page 5 of the accompanying base prospectus and in the documents incorporated by reference, as well as the other cautionary statements throughout this prospectus, for a discussion of factors you should carefully consider before deciding to invest in the Series A Preferred Units.

RISK FACTORS

An investment in the Series A Preferred Units involves risk. Before making an investment in the Series A Preferred Units offered hereby, you should carefully consider the risk factors included under the caption “Risk Factors” on page 5 of the accompanying base prospectus, as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, together with all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the Series A Preferred Units could decline, and you could lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” on page S-iv of this prospectus supplement.

Risks Related to the Series A Preferred Units

The Series A Preferred Units represent perpetual equity interests in us, and investors should not expect us to redeem the Series A Preferred Units on the date the Series A Preferred Units become redeemable by us or on any particular date afterwards.

The Series A Preferred Units represent perpetual equity interests in us, and they have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. As a result, unlike our indebtedness, the Series A Preferred Units will not give rise to a claim for payment of a principal amount at a particular date. Instead, the Series A Preferred Units may be redeemed by us at our option (i) following the occurrence of a Ratings Event, in whole but not in part, out of funds legally available for such redemption, at a redemption price in cash of $1,020 per Series A Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared or (ii) at any time on or after                 , 20     , in whole or in part, out of funds legally available for such redemption, at a redemption price in cash of $        per Series A Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared. Any decision we may make at any time to redeem the Series A Preferred Units will depend upon, among other things, our evaluation of our capital position and general market conditions at that time. In addition, the instruments governing our outstanding indebtedness may limit our ability to redeem the Series A Preferred Units.

As a result, holders of the Series A Preferred Units may be required to bear the financial risks of an investment in the Series A Preferred Units for an indefinite period of time. Moreover, holders of the Series A Preferred Units will not have any rights of conversion or exchange for other securities in us. The Series A Preferred Units will rank junior to all our current and future indebtedness. The Series A Preferred Units will also rank junior to any other Senior Securities we may issue in the future with respect to assets available to satisfy claims against us.

We cannot assure you that we will be able to pay distributions on the Series A Preferred Units regularly, and the agreements governing our indebtedness may limit the cash available to make distributions on the Series A Preferred Units

Pursuant to our partnership agreement, we distribute all of our “available cash” each quarter to our limited partners. Upon the closing of this offering, our partnership agreement will define “available cash” to generally mean, for each fiscal quarter, all cash and cash equivalents on hand at the end of such quarter and all additional cash and cash equivalents on hand immediately prior to the date of determination of available cash resulting from borrowings for working capital purposes subsequent to the end of such quarter less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements;

•	provide funds to make payments on the Series A Preferred Units; and

•	provide funds for distributions to our common unitholders and our general partner for any one or more of the next four quarters.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series A Preferred Units.

The Series A Preferred Units are subordinated to our existing and future debt obligations, and your interests could be diluted by the issuance of additional units that rank pari passu with or senior to the Series A Preferred Units or any other transactions.

The Series A Preferred Units are subordinated to all of our existing and future indebtedness (including indebtedness outstanding under our credit facilities, our fixed-rate senior notes, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us). As of September 30, 2017, we have $4,134 million of indebtedness that ranks senior to the Series A Preferred Units. In addition, as of September 30, 2017, on an as further adjusted basis as described under “Capitalization” on page S-18 of this prospectus supplement, we have $         million of indebtedness that ranks senior to the Series A Preferred Units and the ability to borrow approximately $         million under our credit facilities, subject to certain limitations.

The payment of principal and interest on our debt reduces the cash available for distribution to holders of our units, including the Series A Preferred Units.

The issuance of additional Parity Securities or Senior Securities would dilute the interests of the holders of the Series A Preferred Units, and any issuance of Senior Securities or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series A Preferred Units.

As a holder of the Series A Preferred Units you will have extremely limited voting rights.

Your voting rights as a holder of the Series A Preferred Units will be extremely limited. Holders of the Series A Preferred Units generally will have no voting rights. The holders of the Series A Preferred Units will be entitled to certain limited protective voting rights described in this prospectus supplement under “Description of Our Series A Preferred Units—Voting Rights” on page S-22 of this prospectus supplement.

Our ability to issue Parity Securities in the future could adversely affect the rights of holders of the Series A Preferred Units.

We are allowed to issue Parity Securities without any vote of the holders of the Series A Preferred Units, except where the cumulative distributions on the Series A Preferred Units or any Parity Securities are in arrears. The issuance of any Parity Securities would have the effect of reducing the amounts available to the holders of the Series A Preferred Units issued in this offering upon our liquidation, dissolution or winding up if we do not have sufficient funds to pay all liquidation preferences of the Series A Preferred Units and Parity Securities in full. It also would reduce amounts available to make distributions on the Series A Preferred Units issued in this offering if we do not have sufficient funds to pay distributions on all outstanding Series A Preferred Units and Parity Securities. Furthermore, future issuances and sales of Parity Securities, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series A Preferred Units to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

In addition, because holders of the Series A Preferred Units will generally vote separately as a class along with all other series of our Parity Securities that we may issue following this offering upon which like voting rights have been conferred and are exercisable, the voting rights of holders of the Series A Preferred Units may be significantly diluted, and the holders of such other series of Parity Securities that we may issue may be able to control or significantly influence the outcome of any vote.

A change in the rating of the Series A Preferred Units could adversely affect the market price of the Series A Preferred Units.

In connection with this offering, we expect that the Series A Preferred Units will receive a below-investment-grade credit rating from Moody’s, S&P and Fitch. Rating agencies revise their ratings from time to time and could lower or withdraw any rating issued with respect to the Series A Preferred Units. Any real or anticipated downgrade or withdrawal of any ratings of the Series A Preferred Units could have an adverse effect on the market price or liquidity of the Series A Preferred Units.

Ratings reflect only the views of the issuing rating agency or agencies and are not recommendations to purchase, sell or hold any particular security, including the Series A Preferred Units. In addition, ratings do not reflect market prices or suitability of a security for a particular investor, and any future rating of the Series A Preferred Units may not reflect all risks related to the Partnership and its business or the structure or market value of the Series A Preferred Units.

The Series A Preferred Units are not convertible into our common units at any time and do not have any protection in the event of a change of control.

The Series A Preferred Units are not convertible into our common units at any time. In addition, the terms of the Series A Preferred Units will not contain any provisions that protect the holders of the Series A Preferred Units in the event that we experience a change of control.

Increased regulatory oversight, changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect the value of the Series A Preferred Units.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced that it will no longer persuade or compel banks to submit LIBOR rates after 2021 (the “FCA Announcement”).

It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based securities or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of distributions would be affected and, to the extent that the value of your Series A Preferred Units is affected by reported LIBOR rates, the value of the Series A Preferred Units may be materially affected. Further, if a LIBOR rate is not available on the applicable determination date, the terms of the Series A Preferred Units will require that we use alternative determination procedures including, under certain circumstances, if the Calculation Agent (defined herein) determines that the LIBOR base rate has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, which may result in different than expected distributions and could materially affect the value of the Series A Preferred Units. See “Description of Our Series A Preferred Units—Distributions—Distribution Rate” on page S-23 of this prospectus supplement.

The Series A Preferred Units are a new class of our securities and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series A Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series A Preferred Units are a new class of our securities and do not have an established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. Although we have registered the offer and sale of the Series A Preferred Units under the Securities Act, we do not intend to apply for listing of the Series A Preferred Units on any securities exchange or for quotation of the Series A Preferred Units in any automated dealer quotation system. In addition, although the underwriters have informed us that they intend to make a market in the Series A Preferred Units, as permitted by applicable laws and regulations, they are not obligated to make a market in the Series A Preferred Units, and they may discontinue their market-making activities at any time without notice. An active market for the Series A Preferred Units does not currently exist and may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the Series A Preferred Units within the time or at the price you desire. If an active trading market does develop, the Series A Preferred Units may trade at prices lower than the offering price. The trading price of the Series A Preferred Units would depend on many factors, including:

•	prevailing interest rates, increases in which may have an adverse effect on the market price of the Series A Preferred Units;

•	the market for similar securities;

•	general economic and financial market conditions;

•	the annual yield from distributions on the Series A Preferred Units as compared to the yields of other financial instruments;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

Market interest rates may adversely affect the value of the Series A Preferred Units, and the distribution payable on the Series A Preferred Units will vary on and after                 , 20     , based on market interest rates.

One of the factors that will influence the price of the Series A Preferred Units will be the distribution yield on the Series A Preferred Units (as a percentage of the price of the Series A Preferred Units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series A Preferred Units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of the Series A Preferred Units to decrease.

In addition, on and after                 , 20     , distributions on the Series A Preferred Units will accumulate for each distribution period at a percentage of the $1,000 liquidation preference equal to the then-current three-month LIBOR plus a spread of     %. The per annum distribution rate that is determined on the relevant determination date will apply to the entire quarterly distribution period following such determination date even if LIBOR increases during that period. As a result, holders of the Series A Preferred Units will be subject to risks associated with fluctuation in interest rates and the possibility that holders will receive distributions that are lower than expected. We have no control over a number of factors, including economic, financial and political events, that impact market fluctuations in interest rates, which have in the past and may in the future experience volatility.

Holders of the Series A Preferred Units may have liability to repay distributions.

Under certain circumstances, holders of the Series A Preferred Units may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their limited partner interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of the Series A Preferred Units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the Partnership that are known to such purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Tax Risks Relating to the Series A Preferred Units

You are urged to read “Material U.S. Federal Tax Consequences” for a discussion of certain United States federal income tax consequences of purchasing the Series A Preferred Units.

Our tax treatment depends on our status as a partnership for United States federal and state income tax purposes. If the Internal Revenue Service (“IRS”) were to treat us as a corporation for United States federal income tax purposes, which would subject us to entity-level taxation, or if we were subjected to a material amount of additional entity-level taxation by individual states, then our cash available for distributions on the Series A Preferred Units would be substantially reduced.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for United States federal income tax purposes. Although we do not believe based upon our current (or past) operations that we are or will be (or should have been) so treated, a change in our business or a change in current law could cause us to be treated as a corporation for United States federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for United States federal income tax purposes for any taxable year for which the statute of limitations remains open, we would pay United States federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Therefore, our treatment as a corporation would result in a material reduction in our anticipated cash flow and could materially adversely affect our ability to make distributions to holders of the Series A Preferred Units.

In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distributions to holders of the Series A Preferred Units.

Treatment of distributions on the Series A Preferred Units as guaranteed payments for the use of capital creates a different tax treatment for the holders of the Series A Preferred Units than the holders of our common units.

The tax treatment of distributions on the Series A Preferred Units is uncertain. We will treat the holders of the Series A Preferred Units as partners for tax purposes and will treat distributions on the Series A Preferred Units as guaranteed payments for the use of capital that will generally be taxable to the holders of the Series A Preferred Units as ordinary income. Although a holder of the Series A Preferred Units could recognize taxable income from the accrual of such a guaranteed payment even in the absence of a contemporaneous distribution, we anticipate accruing and making the guaranteed payment distributions semi-annually or quarterly, as described. The holders of the Series A Preferred Units are generally not anticipated to share in the partnership’s items of income, gain, loss or deduction, except to the extent necessary to provide, to the extent possible, the Series A Preferred Units with the benefit of the liquidation preference. Please read “Material U.S. Federal Income Tax Consequences—Allocation of Income, Gain, Loss, and Deduction,” below.

Investment in the Series A Preferred Units by tax-exempt investors, such as employee benefit plans and individual retirement accounts, and non-U.S. persons raises issues unique to such investors. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Entities and Other Investors” on page S-30 of this prospectus supplement. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor with respect to the consequences of owning the Series A Preferred Units.

USE OF PROCEEDS

We estimate that we will receive approximately $        in net proceeds from the sale of the Series A Preferred Units after deducting the underwriting discount and estimated offering expenses from the sale of              Series A Preferred Units offered by this prospectus supplement.

We intend to use the net proceeds of this offering (i) to redeem our 6.250% Senior Notes due 2022, (ii) to repay borrowings under the Revolving Credit Facility and (iii) for general partnership purposes.

Certain of the underwriters and/or their affiliates may hold our 6.250% Senior Notes due 2022 and may receive a portion of the proceeds from this offering in connection with the redemption of such notes. Additionally, affiliates of certain of the underwriters are agents and/or lenders under the Revolving Credit Facility and will receive a portion of the net proceeds from this offering in the form of the repayment of borrowings under such facility. Please read “Underwriting” on page S-41 of this prospectus supplement.

As of November 24, 2017, approximately $505 million of indebtedness was outstanding under the Revolving Credit Facility. We intend to use the net proceeds from the Senior Notes Offering to, among others, repay approximately $26 million of borrowings under the Revolving Credit Facility. Within the past year, we have used borrowings under the Revolving Credit Facility for general Partnership purposes, to repay the outstanding indebtedness of WNRL in connection with the closing of the WNRL Merger and to pay the consideration in connection with the Anacortes Asset Acquisition. As of November 24, 2017, the weighted average interest rate for borrowings under the revolving credit facility was 3.19%. The revolving credit facility is scheduled to mature on January 29, 2021.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2017:

•	on a historical basis recasted to reflect the WNRL Merger;

•	on an as adjusted basis to give pro forma effect to (i) the WNRL Merger and repayment of WNRL debt, (ii) the Anacortes Asset Acquisition as if the issuance of the common units, the draw down under the Dropdown Credit Facility and the payment of the consideration in connection with the Anacortes Asset Acquisition took place on September 30, 2017 and (iii) the Senior Notes Offering and related redemption of our 5.875% Senior Notes due 2022 and 6.125% Senior Notes due 2021, repayment of approximately $400 million of borrowings under the Dropdown Credit Facility and repayment of approximately $26 million of borrowings under the Revolving Credit Facility; and

•	on an as further adjusted basis to give effect to the transactions described in the preceding bullet, this offering and the application of net proceeds therefrom. See “Use of Proceeds” in this prospectus supplement.

This table should also be read in conjunction with our financial statements and the notes thereto that are incorporated by reference into this prospectus supplement.

	September 30, 2017
	Historical	Pro forma as adjusted	As further adjusted
	(In million)
Cash and cash equivalents	$38	$58	$

Total debt:
Revolving Credit Facility(a)	$35	$364	$
Dropdown Credit Facility(b)	—	—		—
WNRL Revolving Credit Facility(c)	20	—		—
5.500% Senior Notes due 2019	500	500		500
5.875% Senior Notes due 2020(d)	470	—		—
6.125% Senior Notes due 2021(d)	800	—		—
6.250% Senior Notes due 2022	800	800		—
WNRL 7.500% Senior Notes due 2023(d)(e)	300	—		—
6.375% Senior Notes due 2024	450	450		450
5.25% Senior Notes due 2025	750	750		750
3.500% Senior Notes due 2022(f)	—	500		500
4.250% Senior Notes due 2027(f)	—	750		750
5.200% Senior Notes due 2047(f)	—	500		500
Capital lease obligations	9	9		9

Total debt	4,134	4,623
Unamortized Issuance Costs(d)	(22)	(52)		(45)

Debt, Net of Unamortized Issuance Costs	$4,112	$4,571	$

Equity/partners’ capital:
Held by public:
Common units	$2,787	$2,787		$2,787
Series A Preferred Units	—	—
Held by Andeavor:
Common units	732	386		386

Total equity/partners’ capital	3,519	3,173

Total capitalization	$7,631	$7,744	$

(a)	As of November 24, 2017, we had approximately $505 million of borrowings outstanding under our revolving credit facility. We intend to use the net proceeds from the Senior Notes Offering to, among others, repay approximately $26 million of borrowings under the Revolving Credit Facility. On October 27, 2017, we borrowed $355 million under our revolving credit facility in order to finance the repayments of amounts outstanding under WNRL’s credit agreement and senior notes in connection with the closing of the WNRL Merger.
(b)	As of November 24, 2017, we had approximately $400 million in borrowings outstanding under our Dropdown Credit Facility, all of which was drawn on November 8, 2017 in connection with the Anacortes Asset Acquisition. In connection with the closing of the Senior Notes Offering on November 28, 2017, we intend to use the net proceeds from the Senior Notes Offering to, among others, repay all outstanding amounts under the Dropdown Credit Facility.
(c)	In connection with the WNRL Merger, on October 30, 2017, WNRL’s revolving credit facility was repaid in full.
(d)	Unamortized premiums of $28 million associated with these senior notes are included in unamortized issuance costs at September 30, 2017.
(e)	In connection with the WNRL Merger, on October 30, 2017, WNRL and WNRL Finance Corp. redeemed all of the then outstanding 7.500% Senior Notes due 2023.
(f)	In connection with the closing of the Senior Notes Offering, we will issue $500 million aggregate principal amount of 3.500% Senior Notes due 2022 at 99.690% of the aggregate principal amount thereof, $750 million aggregate principal amount of 4.250% Senior Notes due 2027 at 99.822% of the aggregate principal amount thereof and $500 million aggregate principal amount of 5.200% Senior Notes due 2047 at 99.668% of the aggregate principal amount thereof.

DESCRIPTION OF OUR SERIES A PREFERRED UNITS

The following description of the Series A Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Third Amended and Restated Agreement of Limited Partnership, which will be entered into in connection with the closing of this offering and will be filed as an exhibit to a Current Report on Form 8-K.

General

The Series A Preferred Units offered hereby are a new series of preferred units. Upon completion of this offering, there will be              Series A Preferred Units issued and outstanding. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Units authorize and issue additional units of the Series A Preferred Units and Junior Securities (as defined under “Summary—The Offering—Ranking”) and, subject to the limitations described under “—Voting Rights,” Senior Securities and Parity Securities (as defined under “Summary—The Offering—Ranking”).

The holders of our common units and the Series A Preferred Units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by our general partner. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units, the Series A Preferred Units, TexNew Mex Units and the Special Limited Partner Interest are entitled to receive distributions out of our available assets, after we have satisfied or made provision for our outstanding indebtedness and other obligations and after the payment to the holders of any class or series of limited partner interests having preferential rights to receive distributions out of our available assets over each such class of limited partner interests. For a description of our TexNew Mex Units and Special Limited Partner Interest, please see “Description of our TexNew Mex Units and Special Limited Partner Interest” in the accompanying base prospectus.

When issued and paid for in the manner described in this prospectus supplement, the Series A Preferred Units offered hereby will be fully paid and generally nonassessable (except as such nonassessability may be affected by Section 17-303(a), 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). Subject to the matters described under “—Liquidation Rights,” the Series A Preferred Unit will generally have a fixed liquidation preference of $1,000 per Series A Preferred Unit (subject to adjustments for any splits, combinations or similar adjustments to the Series A Preferred Units) plus an amount equal to accumulated and unpaid distributions thereon to, but not including, the date fixed for payment, whether or not declared. The rights of the holders of the Series A Preferred Unit to receive the liquidation preference will be subject to the proportional rights of holders of Parity Securities.

The Series A Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Units will rank junior to all of our current and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All of the Series A Preferred Units offered hereby will be represented by one or more certificates issued to the Depositary (as defined under “— Book-Entry System”) and registered in the name of its nominee and, so long as a Depositary has been appointed and is serving, no person acquiring any series of the Series A Preferred Units will be entitled to receive a certificate representing such series of the Series A Preferred Units unless applicable law otherwise requires or the Depositary gives notice of its intention to resign or is no longer eligible to act as such and a successor is not appointed within 60 days thereafter. Please read “—Book-Entry System.”

The Series A Preferred Units will not be convertible into our common units or any other securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Units will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units will be subject to redemption at our option, in whole or in part, commencing on             , 202     or upon the occurrence of a Ratings Event. Please read “—Redemption.”

We have appointed American Stock Transfer & Trust Company, LLC as the paying agent (the “Paying Agent”), and the registrar and transfer agent (the “Transfer Agent”) for the Series A Preferred Units. The address of the Paying Agent and the Transfer Agent is 6201 Fifteenth Avenue, Brooklyn, NY 11219.

Ranking

The Series A Preferred Units will, with respect to anticipated semi-annual or quarterly distributions and distributions upon the liquidation, winding up and dissolution of our affairs, rank:

•	senior to our common units, non-economic general partner interest, the TexNew Mex Units, the Special Limited Partner Units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or pari passu with such Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Junior Securities”);

•	pari passu with (i) each other and (ii) any other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior or subordinated to such series of the Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Parity Securities”);

•	junior to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is expressly made senior to such series of the Series A Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Senior Securities”); and

•	junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

The Series A Preferred Units are subordinated to all of our existing and future indebtedness (including indebtedness outstanding under the Credit Facilities, our fixed-rate senior notes, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us).

Under our partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the applicable series of the Series A Preferred Units. Our general partner has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner will also determine the number of units constituting each series of securities. Our ability to issue any Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Parity Securities with respect to the Series A Preferred Units may include classes of our securities that have different distribution rates, mechanics, periods (e.g., quarterly rather than semi-annual), payment dates or record dates than the Series A Preferred Units.

Liquidation Rights

We will liquidate in accordance with capital accounts. The capital account maintenance and allocation provisions are designed to provide to holders of the Series A Preferred Units and the Parity Securities, to the greatest extent possible, the benefit of their respective liquidation preferences. If necessary, the holders of outstanding the Series A Preferred Units will be specially allocated items of our gross income and gain in a manner designed to achieve, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, a liquidation preference of $1,000 per Series A Preferred Unit. If the amount of our gross income and gain available to be specially allocated to the Series A Preferred Units is not sufficient to cause the capital account of such Series A Preferred Unit to equal the liquidation preference of the Series A Preferred Unit, then the amount that a holder of such Series A Preferred Units would receive upon liquidation may be less than the Series A Preferred Unit liquidation preference. Any accumulated and unpaid distributions on the Series A Preferred Units and the Parity Securities will be paid prior to any distributions in liquidation made in accordance with capital accounts. The rights of holders of the Series A Preferred Units to receive the liquidation preference will be subject to the proportional rights of holders of the Parity Securities in liquidation. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Voting Rights

The Series A Preferred Units will have no voting, consent or approval rights except as set forth below or as otherwise provided by Delaware law.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single separate class, no amendment to our partnership agreement may be adopted that would have a material adverse effect on the existing preferences, rights, powers, duties or obligations of such Series A Preferred Units. For purposes of this voting requirement, any amendment to our partnership agreement (i) relating to the issuance of additional limited partner interests (subject to the voting rights regarding the issuance of the Parity Securities or the Senior Securities discussed below) and (ii) in connection with a merger or another transaction in which we are the surviving entity and the Series A Preferred Units remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders of the Series A Preferred Units, will be deemed to not materially adversely affect the powers, preferences, duties or special rights of the holders of such Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities established after the closing of this offering and upon which like voting rights have been conferred and are exercisable, we may not:

•	create or issue any Parity Securities (including any additional Series A Preferred Units) if the cumulative distributions payable on outstanding Series A Preferred Units (or any Parity Securities) are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series A Preferred Units are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such holders will be entitled to one vote per unit. Any Series A Preferred Units held by any of our subsidiaries or controlled affiliates will not be entitled to vote.

With respect to the Series A Preferred Units that are held for a person’s account by another person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Series A Preferred Units are registered, such other person will, in exercising the voting rights in respect of such Series A Preferred Units on any matter, and unless the arrangement between such persons provides otherwise, vote such Series A Preferred Units in favor of, and at the direction of, the person who is the beneficial owner, and we will be entitled to assume it is so acting without further inquiry.

Distributions

General

Holders of the Series A Preferred Units will be entitled to receive, when, as and if declared by our general partner out of legally available funds for such purpose, cumulative semi-annual or quarterly cash distributions, as applicable.

Distribution Rate

Series A Preferred Units

Distributions on the Series A Preferred Units will accrue and be cumulative from the date that the Series A Preferred Units are originally issued and will be payable semi-annually in arrears (as described under “—Distribution Payment Dates”) to, but not including             , 202     commencing on             , 2018, and after             , 202    , quarterly in arrears, when, as and if declared by our general partner out of legally available funds for such purpose. A pro-rated initial distribution on the Series A Preferred Units offered hereby will be payable on                 , 2018 in an amount equal to approximately $         per Series A Preferred Unit.

The initial distribution rate for the Series A Preferred Units from and including the date of original issue to, but not including,             , 202     (the “Fixed Rate Period”) will be     % per annum of the $1,000 liquidation preference per Series A Preferred Unit (equal to $         per unit per annum). On and after             , 202     (the “Floating Rate Period”), distributions on the Series A Preferred Units will accumulate for each distribution period at a percentage of the $1,000 liquidation preference equal to the three-month LIBOR plus a spread of     % per annum.

LIBOR for each distribution period during the applicable Floating Rate Period (“Three-Month LIBOR Rate”) will be determined by the Calculation Agent (see “—Calculation Agent” below), as of the applicable Determination Date (as defined below), in accordance with the following provisions:

•	LIBOR will be the offered rate per annum for three-month deposits in U.S. dollars, beginning on the first day of the distribution period, as that rate appears on Reuters screen LIBOR01 (or any successor or replacement page) as of approximately 11:00 a.m., London time, on the Determination Date.

•

If the Calculation Agent determines that the LIBOR base rate has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry accepted successor base rate, the Calculation Agent shall use such successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may also implement changes to the business day convention, the definition of business day and the Determination Date in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the Calculation Agent determines to use a substitute or successor base rate as so provided, the following will apply:

•	If the rate described above does not so appear on the Reuters screen LIBOR01 (or any successor or replacement page), then LIBOR will be determined on the basis of the rates, at approximately 11:00 a.m., London time, on the second London Business Day immediately preceding the first day of such distribution period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent: three-month deposits in U.S. dollars, beginning on the first day of the distribution period, and in a Representative Amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the second London Business Day immediately preceding the first day of such distribution period will be the arithmetic mean of the quotations.

•	If fewer than two of the requested quotations described above are provided, LIBOR for the Determination Date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 a.m., New York City time, on the second London Business Day immediately preceding the first day of such distribution period, by major banks in New York City selected by the Calculation Agent: three-month loans of U.S. dollars, beginning on the first day of such interest period, and in a Representative Amount.

•	If no quotation is provided as described above, then the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London Business Day immediately preceding the first day of such distribution period in its sole discretion.

The Calculation Agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be on file at our principal offices, will be made available to any holder of the Series A Preferred Units upon request and will be final and binding in the absence of manifest error.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

In this subsection, we use several terms that have special meanings relevant to calculating LIBOR. We define these terms as follows:

“Determination Date” means the second London Business Day (as defined below) immediately preceding the first date of the applicable distribution period.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Representative Amount” means an amount that, in the Calculation Agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

“Reuters screen” means the display on the Thomson Reuters Eikon service, or any successor or replacement service.

Distribution Payment Dates

Series A Preferred Units

The “Distribution Payment Dates” for the Series A Preferred Units will be the          day of                  and                  of each year, with the first such Distribution Payment Date occurring on                  2018 and continuing through the end of the applicable Fixed Rate Period and on the          day of                 ,                 ,                  and                  of each year during the applicable Floating Rate Period. Distributions will accumulate in each such period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such period, and distributions will accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. During the Series A Fixed Rate Period, distributions on the Series A Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months. During the Series A Floating Rate Period, distributions on the Series A Preferred Units will be computed by multiplying the floating rate for that distribution period by a fraction, the numerator of which will be the actual number of days elapsed during that distribution period (determined by including the first day of the distribution period and excluding the last day, which is the distribution payment date), and the denominator of which will be 360, and by multiplying the result by the aggregate liquidation preference of the Series A Preferred Units.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the States of Texas or New York shall not be regarded as a Business Day.

Payment of Distributions

Not later than 5:00 p.m., New York City time, on each Distribution Payment Date, we will pay those semi-annual or quarterly distributions, if any, on the Series A Preferred Units that have been declared by our general partner to the holders of such Series A Preferred Units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable record date. The record date for each distribution on the Series A Preferred Units will be the first Business Day of the month of the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the record date with respect to a Distribution Payment Date will be such date as may be designated by our general partner in accordance with our partnership agreement.

So long as the Series A Preferred Units are held of record by the nominee of the Depositary, declared distributions will be paid to the Depositary in same-day funds on each Distribution Payment Date. The Depositary will credit accounts of its participants in accordance with the Depositary’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Units in accordance with the instructions of such beneficial owners.

We will not declare or pay or set aside for payment full distributions on the Series A Preferred Units or any Parity Securities for any distribution period unless full cumulative distributions have been paid on the Series A Preferred Units and any Parity Securities through the most recently completed distribution period for each such security. To the extent distributions will not be paid in full on the Series A Preferred Units, the general partner will take appropriate action to ensure that all distributions declared and paid upon the Series A Preferred Units and any Parity Securities will be reduced, declared and paid on a pro rata basis on their respective payment dates.

We will not declare, or pay or set aside for payment, distributions on any Junior Securities (other than a distribution payable solely in the Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid on all outstanding Series A Preferred Units and any Parity Securities through the most recently completed respective distribution period. To the extent a distribution period applicable to a class of the Junior Securities or the Parity Securities is shorter than the distribution period applicable to the Series A Preferred Units (e.g., quarterly rather than semi-annual), the general partner may declare and pay regular distributions with respect to such Junior Securities or Parity Securities so long as, at the time of declaration of such distribution, the general partner expects to have sufficient funds to pay the full distribution in respect of such Series A Preferred Units on the next successive Distribution Payment Date.

Redemption

Optional Redemption upon a Ratings Event

At any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event (as defined below), we may, at our option, redeem the Series A Preferred Units in whole, but not in part, at a redemption price in cash per Series A Preferred Unit equal to $1,020 (102% of the liquidation preference of $1,000), plus an amount equal to all accumulated and unpaid distributions thereon to and but not including the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness.

“Ratings Event” means a change by any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Exchange Act) that publishes a rating for us (a “rating agency”) to its equity credit criteria for securities such as the Series A Preferred Units, as such criteria are in effect as of the original issue date of the Series A Preferred Units (the “current criteria”), which change results in (i) any shortening of the length of time for which the current criteria are scheduled to be in effect with respect to the Series A Preferred Units, or (ii) a lower equity credit being given to the Series A Preferred Units than the equity credit that would have been assigned to such Series A Preferred Units by such rating agency pursuant to its current criteria.

Optional Redemption

Series A Preferred Units

At any time on or after             , 202    , we may redeem the Series A Preferred Units, at our option, in whole or in part, by paying $1,000 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared. We may undertake multiple partial redemptions. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness.

Redemption Procedures

We will give written notice of any redemption not less than 10 days and not more than 60 days before the scheduled date of redemption, to the holders of any Series A Preferred Units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Transfer Agent at the address of such holders shown therein. Such notice will state: (i) the redemption date, (ii) the number of applicable Series A Preferred Units to be redeemed and, if fewer than all outstanding Series A Preferred Units are to be redeemed, the number (and, in the case of any Series A Preferred Units in certificated form, the identification) of units to be redeemed from such holder, (iii) the redemption price,

(iv) the place where any Series A Preferred Units in certificated form are to be redeemed and will be presented and surrendered for payment of the redemption price therefor and (v) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the number of such Series A Preferred Units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Depositary (or, in the case of any certificated units, our general partner) determines, either pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units are held of record by the nominee of the Depositary, we will give notice, or cause notice to be given, to the Depositary of the number of such Series A Preferred Units to be redeemed, and the Depositary will determine the number of such Series A Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds the Series A Preferred Units for its own account). A participant may determine to redeem the Series A Preferred Units from some beneficial owners (including the participant itself) without redeeming the Series A Preferred Units from the accounts of other beneficial owners. Any Series A Preferred Units not redeemed will remain outstanding and entitled to all the rights and preferences of the Series A Preferred Units under our partnership agreement.

So long as the Series A Preferred Units are held of record by the nominee of the Depositary, the redemption price will be paid by the Paying Agent to the Depositary on the redemption date. The Depositary’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units as to which notice has been given no later than 10:00 a.m., New York City time, on the date fixed for redemption, and we will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such Series A Preferred Units is issued in the name of the Depositary or its nominee) of the certificates therefor. If notice of redemption has been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such Series A Preferred Units with respect to such Series A Preferred Units will cease, except the right to receive the redemption price, plus an amount equal to accumulated and unpaid distributions to, but not including, the date fixed for redemption, whether or not declared, and such Series A Preferred Units may not thereafter be transferred on the books of the Transfer Agent or be deemed to be outstanding for any purpose whatsoever.

We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the Series A Preferred Units to be redeemed), and the holders of any Series A Preferred Units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent by us for any reason, including redemption of the Series A Preferred Units, that remain unclaimed or unpaid after one year after the applicable redemption date or other payment date, will be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series A Preferred Units entitled to such redemption or other payment will have recourse only to us.

If only a portion of the Series A Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Depositary or its nominee), we will issue and the Paying Agent will deliver to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of the Series A Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, plus all accumulated and unpaid distributions to, but not including, the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series A Preferred Units.

Notwithstanding the foregoing, unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recently completed respective distribution periods, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all holders of the Series A Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recently completed respective distribution periods.

No Sinking Fund

The Series A Preferred Units will not be subject to any sinking fund requirements.

No Fiduciary Duty

We and our general partner entities and their officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units.

Book-Entry System

All Series A Preferred Units offered hereby will be represented by one or more certificates issued to The Depository Trust Company (and its successors or assigns or any other securities depositary selected by us) (the “Depositary”), and registered in the name of its nominee (initially, Cede & Co.), including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). The Series A Preferred Units offered hereby will continue to be represented by one or more certificates registered in the name of the Depositary or its nominee, and no holder of the Series A Preferred Units offered hereby will be entitled to receive a certificate evidencing such units unless otherwise required by law or the Depositary gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Depositary within 60 calendar days thereafter. So long as the Depositary is appointed and serving, payments and communications made by us to holders of the Series A Preferred Units will be duly made by making payments to, and communicating with, the Depositary. Accordingly, unless certificates are available to holders of the Series A Preferred Units, each purchaser of the Series A Preferred Units must rely on (i) the procedures of the Depositary and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to the Series A Preferred Units and (ii) the records of the Depositary and its participants to evidence its ownership of such Series A Preferred Units. Interests held through Clearstream and Euroclear will be recorded on the Depositary’s books as being held by the United States depositary for each of Clearstream and Euroclear, which United States depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

So long as the Depositary (or its nominee) is the sole holder of the Series A Preferred Units, no beneficial holder of such Series A Preferred Units will be deemed to be a holder of such Series A Preferred Units. The Depository Trust Company, the initial Depositary, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Depositary maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Units, whether as a holder of the Series A Preferred Units for its own account or as a nominee for another holder of the Series A Preferred Units.

Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV under contract with Euroclear plc, a United Kingdom corporation. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Calculation Agent

We will appoint a calculation agent for the Series A Preferred Units (the “Calculation Agent”) prior to the commencement of the Floating Rate Periods and will keep a record of such appointment at our principal executive offices, which will be available to any holder of the Series A Preferred Units upon request. We may appoint ourselves or an affiliate of us as a calculation agent for the Series A Preferred Units.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The tax consequences to you of an investment in the Series A Preferred Units will depend in part on your own tax circumstances. For a discussion of the material U.S. federal income tax consequences associated with our operations and the purchase, ownership and disposition of common units, please read “Tax Risks to Common Unitholders” in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus supplement. Although this section updates and adds information related to certain tax consequences with respect to the Series A Preferred Units, it also should be read in conjunction with the risk factors included under the caption “Tax Risks to Common Unitholders” in our most recent Annual Report on Form 10-K and “Risk Factors” in our most recent Quarterly Report on Form 10-Q. You are urged to consult your tax advisor about the federal, state, local and non-U.S. tax consequences particular to your circumstances.

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective holders of the Series A Preferred Units who are individuals who are citizens or residents of the United States, and, subject to the qualifications, limitations, and assumptions contained herein, is the opinion of Sullivan & Cromwell LLP. Other than as set forth in “Taxation of the Partnership—Partnership Status,” the tax consequences set forth below are based upon the assumption that the Series A Preferred Units will be treated as partnership interests for U.S. federal income tax purposes. In addition, this section is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all as of the date hereof and all of which are subject to change or different interpretation. Changes in or different interpretations of these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Andeavor Logistics LP and its subsidiaries.

This section does not address all U.S. federal income tax matters that affect us or the holders of the Series A Preferred Units, such as the application of the alternative minimum tax. This section also does not address local taxes, state taxes, non-U.S. taxes, or U.S. federal taxes other than income taxes (such as estate and gift taxes) that may be applicable, except to the limited extent that such tax consequences are addressed below under “—State Local and Other Tax Consequences.” Furthermore, this section focuses on unitholders who are individuals who are citizens or residents of the United States (for U.S. federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, who purchase the Series A Preferred Units in this offering, who do not hold their Series A Preferred Units through non-U.S. brokers or other non-U.S. intermediaries, who do not materially participate in the conduct of our business activities and who hold such units as capital assets (typically, property that is held for investment). This section has limited applicability to corporations (including other entities treated as corporations for U.S. federal income tax purposes), partnerships (including other entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds or, except to the limited extent addressed below under “—Tax-Exempt Entities and Other Investors,” tax-exempt entities or non-U.S. persons. Accordingly, we encourage each prospective unitholder to consult the unitholder’s tax advisor in analyzing the U.S. federal, state, local and non-U.S. income and non-income tax consequences particular to that unitholder resulting from the purchase, ownership or disposition of the Series A Preferred Units and potential changes in applicable tax laws.

No ruling has been or will be requested from the IRS with respect to the Partnership’s classification as a partnership for U.S. federal income tax purposes or the consequences of owning the Series A Preferred Units. Accordingly, the statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for the Series A Preferred Units and the prices at which the Series A Preferred Units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussions below under “—Entity-Level Collections of Unitholder Taxes” and “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level U.S. federal income taxes. Instead, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. However, holders of the Series A Preferred Units generally will not share in allocations of income, gain, loss or deduction. Please read “—Allocation of Income, Gain, Loss and Deduction.” Instead, we will treat distributions on the Series A Preferred Units as a guaranteed payment for the use of capital. Please read “— Treatment of Distributions on the Series A Preferred Units.”

Section 7704 of the Code provides that a publicly-traded partnership will be treated as a corporation for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) interest, (ii) dividends, (iii) real property rents within the meaning of section 856(d) of the Code, as modified by Section 7704(d)(3) of the Code, (iv) gains from the sale or other disposition of real property, (v) income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof) or the marketing of any “mineral or natural resource,” as defined in Section 7704(d), and (vi) gains from the sale or disposition of a capital asset (or property described in Section 1231(b) of the Code) held for the production of qualifying income. We estimate that less than 1 percent of our current gross income is not qualifying income; however, this estimate could change from time to time. If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as the aggregate amount of our liabilities does not exceed the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative or legislative action or judicial interpretation at any time. From time to time, members of the U.S. Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly-traded partnerships. It is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in the Series A Preferred Units. If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our unitholders.

Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of the Series A Preferred Units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s adjusted tax basis in its units (determined separately for each unit), and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of Series A Preferred Unit Ownership

Limited Partner Status

The U.S. federal income tax treatment of the Series A Preferred Units is uncertain. We will treat the Series A Preferred Units as partnership interests and the holders of the Series A Preferred Units as partners entitled to a guaranteed payment for the use of capital on their Series A Preferred Units. If the Series A Preferred Units are not partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes and distributions on the Series A Preferred Units would constitute interest income to the holders of Series A Preferred Units. The remainder of this discussion assumes that the Series A Preferred Units are treated as partnership interests and are not treated as indebtedness for U.S. federal income tax purposes.

For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Series A Preferred Unit Ownership—Treatment of Securities Loans.” Holders who are not treated as partners of the Partnership as described above are urged to consult their tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Treatment of Distributions on Series A Preferred Units

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” and “—Administrative Matters—Information Returns and Audit Procedures,” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax.

Although the IRS may disagree with this treatment, we will treat distributions to holders of the Series A Preferred Units as guaranteed payments for the use of capital. Guaranteed payments accrued within the Partnership’s taxable year will be included as ordinary income to the holders of the Series A Preferred Units in the taxable year in which we deduct the guaranteed payments, whether or not a distribution of such payment has actually been made. We expect to make distributions to the holders of Series A Preferred Units semi-annually on              and              during the Fixed-Rate Period, and quarterly on             ,             ,              and              during the Floating-Rate Period, and to report the income related to such distributions generally as accruing to the holders of the Series A Preferred Units on the record date for such distribution. Because a unitholder must recognize income on the guaranteed payments during the taxable year of the accrual, the guaranteed payment attributable to the period beginning              and ending December 31st will accrue to the holder of record of a Series A Preferred Unit on December 31st for such period. A holder of the Series A Preferred Units that has a taxable year ending on a date other than December 31 and that disposes of all its Series A Preferred Units following the close of our taxable year but before the close of its taxable year will be required to include in income for its taxable year its income from more than one year of guaranteed payments. If you are a taxpayer reporting your income using the accrual method or using a taxable year other than the calendar year, you should consult your tax advisor with respect to the consequences of our guaranteed payment distribution accrual and reporting convention.

The holders of the Series A Preferred Units are generally not anticipated to share in the Partnership’s items of income, gain, loss or deduction, except to the extent necessary to provide the Series A Preferred Units with the benefit of the liquidation, to the extent possible (please read “—Allocation of Income, Gain, Loss and Deduction,” below). The Partnership will not allocate any share of its nonrecourse liabilities to the holders of the Series A Preferred Units.

If the distributions to the Series A Preferred Units are not respected as guaranteed payments for the use of capital, holders of the Series A Preferred Units may be treated as receiving an allocable share of gross income from the Partnership equal to their cash distributions, to the extent the Partnership has sufficient gross income to make such allocations of gross income. In the event there is not sufficient gross income to match such distributions, the distributions to the Series A Preferred Units would reduce the capital accounts of the Series A Preferred Units, requiring a subsequent allocation of income or gain to provide the Series A Preferred Units with their liquidation preference, if possible.

Proposed Legislation Relating to Maximum Tax Rates

Under current law, individuals are subject to income tax on ordinary income at marginal rates, up to the maximum marginal rate of 39.6%.

In November 2017, the U.S. House of Representatives proposed a tax bill that would lower the maximum rate to 25% for net income distributed to a partner treated as “business income” so long as the partner does not materially participate in the partnership business. The U.S. Senate has proposed that such income be subject to tax at the regular individual tax rates, but eligible for a 17.4% deduction. If either provision were adopted in its current form, it may result in distributions on the Series A Preferred Units qualifying for beneficial tax treatment. However, the application of such provision to distributions treated as guaranteed payments is unclear, and may be subject to further rulemaking

Basis of Units

A partner’s tax basis in its Series A Preferred Units initially will be the amount paid for those Series A Preferred Units.

Generally, if the distributions to the Series A Preferred Units are respected as a guaranteed payment for the use of capital, and subject to the discussion under “—Allocation of Income, Gain, Loss, and Deduction,” a holder’s basis in its Series A Preferred Units will not be affected by distributions on such units. We do not anticipate that a holder of the Series A Preferred Units will be allocated any share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. If you own common units and the Series A Preferred Units, please consult your tax advisor with respect to determining the consequences of a guaranteed payment on your basis in your units.

Limitations on Deductibility of Losses

A holder of the Series A Preferred Units will only be allocated loss to the extent the capital accounts of the common unitholders have been reduced to zero. Although it is not anticipated that a holder of the Series A Preferred Units would be allocated loss, the deductibility of any such losses may be limited for various reasons. In addition, if you own other interests in the Partnership which may be allocated loss, the deductibility of such losses is also generally subject to limitations (including the passive loss limitations). We expect the guaranteed payment to be treated as “portfolio income” under the passive loss rules that may not generally be offset by any passive losses allocated in respect of such other interests in the Partnership. In the event that you are allocated loss as a holder of a Series A Preferred Unit or any other interest in us, please consult your tax advisor as to the application of any limitation to the deductibility of that loss.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to withhold (and pay to the relevant governmental authority) any U.S. federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, our partnership agreement authorizes us to treat the withholding (or payment) as a distribution of cash to the relevant unitholder or general partner or, in the case of a holder or former holder of the Series A Preferred Units, as an advance on a guaranteed payment to the holder on whose behalf the payment was made. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, our partnership agreement authorizes us to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Please read “—Administrative Matters—Information Returns and Audit Procedures”. Each unitholder is urged to consult its tax advisor to determine the consequences to them of any tax payment we make on its behalf.

Allocation of Income, Gain, Loss and Deduction

Generally, holders of the Series A Preferred Units will have a capital account equal to the liquidation preference of each Series A Preferred Unit, or $1,000, without regard to the price paid for such units, but will have an initial tax basis with respect to the Series A Preferred Units equal to the price paid for such units. To the extent the purchase price paid for a Series A Preferred Unit exceeds the liquidation preference of such unit, we will have income that will be allocated to our common unitholders in accordance with their percentage interest.

If we have a net profit, our items of income, gain, loss and deduction will generally be allocated among our holders of units other than the Series A Preferred Units in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated among all of our common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts. Holders of the Series A Preferred Units will only be allocated net loss in the event that the capital accounts of the common unitholders have been reduced to zero. Any such loss allocations would reduce the capital accounts of such holders below the liquidation preference of their Series A Preferred Units. In that event, holders of the Series A Preferred Units will subsequently be allocated items of gross income until their capital accounts are equal to the liquidation preference of their Series A Preferred Units.

Treatment of Securities Loans

A unitholder whose Series A Preferred Units are the subject of a securities loan (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for U.S. federal income tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss as a result of such deemed disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the lending unitholder as to those units may be treated as ordinary taxable income.

A unitholder desiring to assure its status as a partner and avoid the risk of income recognition from a loan of its units is urged to modify any applicable brokerage account agreements to prohibit its brokers from borrowing and lending its units. Please read “—Disposition of Our Series A Preferred Units— Recognition of Gain or Loss.”

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes guaranteed payments, a holder’s allocable share of income, and gain realized by a holder from the disposition of the Series A Preferred Units. You are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Series A Preferred Units.

Disposition of the Series A Preferred Units

Recognition of Gain or Loss

A holder of the Series A Preferred Units will be required to recognize gain or loss on a sale of such units equal to the difference, if any, between the holder’s amount realized and the adjusted tax basis in the units sold. A holder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives for the unit. Gain or loss recognized by a holder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests (presumably including both common units and the Series A Preferred Units). Upon a sale or other disposition of less than all of those interests, a portion of the partner’s adjusted tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s adjusted tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling partner who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a partner will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A partner electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A partner considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Recognition of Gain or Loss on Redemption

The receipt by a unitholder of amounts in redemption of their Series A Preferred Units generally will result in the recognition of taxable gain to the unitholder for U.S. federal income tax purposes only if the amount of redemption proceeds received exceeds such unitholder’s tax basis in all the Partnership units (including common units and the Series A Preferred Units) held by the unitholder immediately before the redemption. In such case, the unitholder would recognize gain equal to the excess of the redemption proceeds over its tax basis in all of the units it held and the unitholder would reduce its adjusted tax basis in any units it continues to hold would be reduced to zero. If the redemption proceeds are less than the unitholder’s basis in all of its Partnership units (including common units and the Series A Preferred Units) and the unitholder continues to hold units immediately after the redemption, the unitholder would not recognize taxable gain or loss and would reduce its tax basis in its remaining units by an amount equal to the redemption proceeds. If the redemption proceeds are less than the unitholder’s basis in its units (including common units and the Series A Preferred Units) and the unitholder does not hold any other units (including common units and the Series A Preferred Units) immediately after the redemption, the unitholder generally would recognize taxable loss equal to the excess of its basis in the redeemed units over the redemption proceeds. Any taxable gain or loss recognized under the foregoing rules would be treated in the same manner as taxable gain or loss recognized on a sale of the Series A Preferred Units as described above in “Disposition of the Series A Preferred Units—Recognition of Gain or Loss on Sale.”

Notification Requirements

A unitholder who sells or exchanges any of its Series A Preferred Units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Technical Termination

We will be considered to have technically terminated our partnership for U.S. federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same unit are counted only once. A technical termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

Tax-Exempt Entities and Other Investors

Ownership of the Series A Preferred Units by employee benefit plans and other tax-exempt entities as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective holders that are tax-exempt entities or Non-U.S. Holders should consult their tax advisors before investing in the Series A Preferred Units.

Employee benefit plans and most other tax-exempt entities, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (“UBTI”). Virtually all of our income will be UBTI and will be taxable to a tax-exempt holder to the extent allocated to such holder. We will treat distributions on the Series A Preferred Units as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain because there is no direct controlling authority on such treatment, and such payments may be treated as UBTI for U.S. federal income tax purposes. Sullivan & Cromwell LLP is unable to opine with respect to whether such payments constitute UBTI for U.S. federal income tax purposes. If you are a tax-exempt entity, you should consult your tax advisor with respect to the consequences of owning the Series A Preferred Units.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder may be considered to be engaged in business in the United States because of its ownership of the Series A Preferred Units. Furthermore, Non-U.S. Unitholders may be deemed to conduct such activities through a permanent establishment in the United States within the meaning of any applicable tax treaty. While the tax treatment of guaranteed payments for the use of capital to Non-U.S. Unitholders is not certain, the distributions may be treated as effectively connected income. Consequently, each Non-U.S. Unitholder would generally be required to file U.S. federal income tax returns to report its income from guaranteed payments and pay U.S. federal income tax on such amounts in a manner similar to a unitholder that is a U.S person. Moreover, under rules applicable to publicly-traded partnerships, distributions to Non-U.S. Unitholders of effectively connected income are subject to withholding at the highest applicable effective tax rate. If the distributions are not treated as effectively connected income, a Non-U.S. Unitholder would likely be subject to a 30% withholding tax on the gross amount of such distributions, subject to reduction or elimination by an applicable income tax treaty. We intend to treat distributions on the Series A Preferred Units to Non-U.S. Unitholders as effectively connected income for reporting and withholding purposes, and to withhold on such distributions at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for such withholding.

In addition, if a Non-U.S. Unitholder is classified as a non-U.S. corporation, it may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on guaranteed payments it receives, as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an applicable income tax treaty. In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a Series A Preferred Unit will be subject to U.S. federal income tax on gain recognized on the sale or other disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States generally will be considered to be “effectively connected” with a U.S. trade or business. Although one court that recently reviewed the IRS position rejected it as unpersuasive, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of the Series A Preferred Units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us.

Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. Unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a Series A Preferred Unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of the applicable series of the Series A Preferred Units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, each Non-U.S. Unitholder may be subject to U.S. federal income tax on gain from the sale or other disposition of its units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each holder of the Series A Preferred Units, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its preferred return for the preceding taxable year. Notwithstanding the rules described above under “— Basis of Units” requiring aggregation of partnership interests purchased in separate transactions, you may receive two Schedules K-1 if you hold common units and the Series A Preferred Units due to administrative reporting limitations.

The IRS may audit our U.S. federal income tax information returns. We cannot assure prospective unitholders that the IRS will not successfully challenge the reporting positions we adopt, and such a challenge could adversely affect the value of the Series A Preferred Units.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS, and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. Holders of the Series A Preferred Units, though, will not be able to seek judicial review by virtue of their ownership of the Series A Preferred Units. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

The Bipartisan Budget Act of 2015 altered the procedures for auditing large partnerships for taxable years beginning after December 31, 2017 and also altered the procedures for assessing and collecting taxes due (including applicable penalties and interest) as a result of an audit. If the IRS makes audit adjustments to our income tax returns for tax years beginning after 2017, unless we are eligible to (and choose to) elect to issue revised Schedules K-1 to our partners with respect to such returns, the IRS may assess and collect taxes (including any applicable penalties and interest) directly from us in the year in which the audit is completed under the new rules. If we are required to pay taxes, penalties and interest as the result of audit adjustments, cash available for distribution to our unitholders may be substantially reduced. In addition, because payment would be due for the taxable year in which the audit is completed, unitholders during that taxable year would bear the expense of the adjustment even if they were not unitholders during the audited taxable year. Pursuant to this legislation, we will designate a person (our general partner) to act as the partnership representative who shall have the sole authority to act on behalf of the partnership with respect to dealings with the IRS under these new audit procedures.

A unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a non-U.S. person;

•	a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Each broker and financial institution is required to furnish additional information, including whether such broker or financial institution is a U.S. person and specific information on the Series A Preferred Units such broker or financial institution acquires, holds or transfers for its own account. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

State, Local and Other Tax Consequences

In addition to U.S. federal income taxes, holders of the Series A Preferred Units may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We conduct business or own property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider its potential impact on its investment in us.

A unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, though such unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction’s filing and payment requirement. Further, a unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such unitholder. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each holder of the Series A Preferred Units to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of an investment in us. We strongly recommend that each prospective holder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each holder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. We have not received an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

UNDERWRITING

We are offering the securities described in this prospectus supplement through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, are acting as joint book-running managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, and we have agreed to sell to them, the number of Series A Preferred Units listed opposite their names below:

Underwriter	Number of Series A Preferred Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC

Total

The underwriters are obligated to purchase all the Series A Preferred Units offered by us if they purchase any Series A Preferred Units. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC, offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any preferred unit securities or securities convertible into or exchangeable for the Series A Preferred Units, or in either case, any securities that are substantially similar to the Series A Preferred Units. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC in their discretion may release any of the securities subject to these lock-up agreements at anytime without notice.

The underwriters propose to offer the Series A Preferred Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $        per Series A Preferred Unit. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per Series A Preferred Unit to other dealers. After the initial offering of the Series A Preferred Units to the public, the offering price and other selling terms may be changed by the underwriters.

The following table shows the per Series A Preferred Unit and total underwriting discount to be paid to the underwriters.

	Per Series A Preferred Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Andeavor Logistics LP (before expenses)	$	$

We estimate that our total expenses for this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts, will be approximately $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Series A Preferred Units in the open market for the purpose of preventing or retarding a decline in the market price of the Series A Preferred Units while this offering is in progress. These stabilizing transactions may include making short sales of the Series A Preferred Units, which involves the sale by the underwriters of a greater number of the Series A Preferred Units than they are required to purchase in this offering, and purchasing Series A Preferred Units on the open market to cover positions created by short sales.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Series A Preferred Units, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Series A Preferred Units in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Series A Preferred Units as part of this offering to repay the underwriting discount received by them.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased units sold by or for the account of such underwriter in stabilizing or short covering transactions.

These transactions may have the effect of raising or maintaining the market price of the Series A Preferred Units or preventing or retarding a decline in the market price of the Series A Preferred Units, and, as a result, the price of the Series A Preferred Units may be higher than the price that would otherwise exist in the open market in the absence of these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We expect that delivery of the Series A Preferred Units will be made to investors on or about                     , 2017, which will be the third business day following the date of this prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Units on any date prior to two business days before delivery will be required, by virtue of the fact that the Series A Preferred Units initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Units who wish to trade the Series A Preferred Units on any date prior to two business days before delivery should consult their advisors.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views our common units as interests in a direct participation program there is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA Rules and the offering of the securities under the registration statement of which this prospectus supplement forms a part is being made in compliance with Rule 2310 of the FINRA Rules.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, certain of the underwriters and/or their affiliates are lenders and/or agents under our revolving credit facility, and are lenders and/or agents under the Dropdown Credit Facility will receive a portion of the proceeds from this offering. Certain of the underwriters and their respective affiliates are serving as joint book-running managers in connection with our Senior Notes Offering and will receive customary placement fees in connection therewith. Additionally, certain of the underwriters and/or their affiliates may hold our 6.250% Senior Notes due 2022 and may receive a portion of the proceeds from this offering in connection with the redemption of such notes.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Series A Preferred Units offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy the Series A Preferred Units offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Switzerland

The Series A Preferred Units may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Series A Preferred Units or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the Series A Preferred Units have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the Series A Preferred Units will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of the Series A Preferred Units has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Series A Preferred Units.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Series A Preferred Units to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Series A Preferred Units offered should conduct their own due diligence on the Series A Preferred Units . If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Series A Preferred Units may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Series A Preferred Units without disclosure to investors under Chapter 6D of the Corporations Act.

The Series A Preferred Units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Series A Preferred Units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The Series A Preferred Units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Series A Preferred Units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Series A Preferred Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Series A Preferred Units may not be circulated or distributed, nor may the Series A Preferred Units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Series A Preferred Units are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Series A Preferred Units pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (b) where no consideration is or will be given for the transfer; (c) where the transfer is by operation of law; (d) as specified in Section 276(7) of the SFA; or (e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors

Each purchaser of the Series A Preferred Units that is (1) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or (3) an entity deemed to hold “plan assets” of any such employee benefit plan, plan or account, by acceptance of a Series A Preferred Unit, will be deemed to have represented and warranted that a fiduciary acting on its behalf is causing it to purchase the Series A Preferred Units and that such fiduciary:

•	is a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control as specified in 29 CFR Section 2510.3-21(c)(1)(i) (excluding an IRA owner or a relative of an IRA owner if the purchaser is an IRA);

•	is independent (for purposes of 29 CFR Section 2510.3-21(c)(1)) of Andeavor Logistics, each underwriter and their respective affiliates (the “Transaction Parties”);

•	is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies, including the purchaser’s transactions with the Transaction Parties hereunder;

•	has been advised that none of the Transaction Parties has undertaken or will undertake to provide impartial investment advice, or has given or will give advice in a fiduciary capacity, in connection with the purchaser’s transactions with the Transaction Parties contemplated hereby;

•	is a “fiduciary” under Section 3(21)(A) of ERISA or Section 4975(e)(3) of the Code, or both, as applicable, with respect to, and is responsible for exercising independent judgment in evaluating, the purchaser’s transactions with the Transaction Parties contemplated hereby; and

•	understands and acknowledges the existence and nature of the underwriting discounts, commissions and fees, and any other related fees, compensation arrangements or financial interests, described in this prospectus supplement; and understands, acknowledges and agrees that no such fee or other compensation is a fee or other compensation for the provision of investment advice, and that none of the Transaction Parties, nor any of their respective directors, officers, members, partners, employees, principals or agents has received or will receive a fee or other compensation from the purchaser or such fiduciary for the provision of investment advice (rather than other services) in connection with the purchaser’s transactions with the Transaction Parties contemplated hereby.

LEGAL MATTERS

The validity of the Series A Preferred Units offered by this prospectus supplement will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Cahill Gordon & Reindel LLP, New York, New York

EXPERTS

The consolidated financial statements of Andeavor Logistics as of December 31, 2016 and 2015, and for each of the three years ended December 31, 2016, appearing in Andeavor Logistics’ Current Report on Form 8-K, filed on August 21, 2017, and the effectiveness of Andeavor Logistics’ internal control over financial reporting as of December 31, 2016, appearing in Andeavor Logistics’ Annual Report on Form 10-K for the year ended December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of WNRL as of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016 incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Andeavor Logistics filed on November 14, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical consolidated financial statements of QEP Field Services Company, included as Exhibit 99.4 of Andeavor Logistics LP’s Current Report on Form 8-K dated October 20, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Andeavor Logistics LP

Tesoro Logistics Finance Corp.

Debt Securities

Guarantees

Preferred Units

Common Units

Andeavor Logistics LP (“we” or “Andeavor Logistics”) may, from time to time, in one or more series, offer to sell common units representing limited partner interests of Andeavor Logistics, preferred units representing limited partner interests in Andeavor Logistics and debt securities described in this prospectus. Tesoro Logistics Finance Corp. (“Finance Corp.”) may act as a co-issuer of the debt securities. The obligations of Andeavor Logistics or Finance Corp., as the case may be, under the debt securities may be fully and unconditionally guaranteed by any of the guarantors referred to in this prospectus as described in this prospectus, as well as any additional guarantor identified in an applicable prospectus supplement. We may offer and sell these securities from time to time in amounts, at prices and on terms that will be determined at the time of the applicable offering.

This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. Each time securities are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus that will provide more specific information about the terms of the offering, and the offered securities. A prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities unless accompanied by the applicable prospectus supplement describing the method and terms of the applicable offering.

We may offer and sell the securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods.

You should carefully read this prospectus and the applicable prospectus supplement, together with the documents incorporated by reference, before you make your investment decision.

Our common units are traded on the New York Stock Exchange, or the NYSE, under the symbol “ANDX”.

Investing in the securities involves certain risks. See the information under “Risk Factors” in Andeavor Logistics’ Annual Report on Form 10-K for the year ended December 31, 2016, and the information included or incorporated by reference in this prospectus for a description of the factors you should consider before deciding whether to invest in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 14, 2017

You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with information other than the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described under “Where You Can Find More Information”, or any free writing prospectus that we prepare and distribute. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, the accompanying prospectus supplement and any such free writing prospectus may be used only for the purposes for which they have been published. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the cover page of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may, from time to time, offer the securities described in this prospectus in one or more offerings and the additional registrants may offer a related guarantee. Each time we sell securities (or, in the case of the additional registrants, a related guarantee), we will provide a prospectus supplement along with this prospectus that will contain specific information about the terms of that offering and the securities being offered. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. If information varies between this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under “Where You Can Find More Information.”

On October 30, 2017, we completed the merger (the “WNRL Merger”) of Western Refining Logistics, LP (“WNRL”) into Andeavor Logistics LP (formerly Tesoro Logistics LP), with Western Refining Logistics, LP becoming a wholly-owned subsidiary of Andeavor Logistics LP. In this prospectus, unless otherwise specified or the context requires otherwise, references to “Andeavor Logistics,” “our partnership,” “we,” “us,” and “our” are references to Andeavor Logistics and its consolidated subsidiaries as of the date hereof.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC on or after the date of this prospectus and prior to the termination of the applicable offering of securities by means of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 21, 2017 (the “Annual Report”);

(2)	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2017 filed with the SEC on May 9, 2017, for the quarterly period ended June 30, 2017 filed on August 9, 2017 and for the quarterly period ended September 30, 2017, filed on November 9, 2017;

(3)	our Current Reports on Form 8-K filed on October 20, 2014, December 11, 2014, January 6, 2017, February 22, 2017, February 24, 2017 (Item 1.01 only), April 26, 2017, May 19, 2017, June 1, 2017, August 1, 2017, August 14, 2017 (Items 1.01 and 3.02 only), August 21, 2017, August 22, 2017, September 28, 2017, October 31, 2017, November 3, 2017, November 8, 2017 (only the report filed, not furnished, on this date), November 13, 2017, and November 14, 2017;

(4)	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of the applicable offering; and

(5)	the description of our common units contained in our registration statement on Form 8-A (File No. 001-35143) filed with the SEC on April 15, 2011, and including any other amendments or reports filed for the purpose of updating such descriptions.

We take no responsibility for WNRL’s filings with the SEC that predate our acquisition of WNRL on October 30, 2017, and we are not incorporating by reference any part of such filings into this prospectus supplement, except to the extent incorporated by reference by our Current Report on Form 8-K/A, filed on November 14, 2017. WNRL’s audited consolidated financial statements, as incorporated by reference in the aforementioned Current Report on Form 8-K/A filed on November 14, 2017, have not been updated for the retrospective adoption of Accounting Standards Update 2016-09, “Improvements to Employee Share-Based Payment Accounting.” WNRL adopted this accounting standards update on January 1, 2017. The presentation of WNRL’s Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 would have been retrospectively adjusted to include payments of $0.5 million each year for tax withholdings for stock-based compensation in net cash used in financing activities that was previously reported in net cash provided by operating activities as a change in accounts payable and accrued liabilities. Such amounts are not material to the consolidated financial statements. There were no payments during the year ended December 31, 2014.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Investor Relations, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, telephone 1-800-837-6768.

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this prospectus statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in or implied by these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus described in the section entitled “Risk Factors” beginning on page 5 or incorporated by reference herein, including those described in the “Risk Factors” section of our most recent annual report on Form 10-K and, to the extent applicable, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any prospectus supplement. You are cautioned not to place undue reliance on such forward-looking statements.

ANDEAVOR LOGISTICS

We are a fee-based, growth-oriented Delaware limited partnership formed in December 2010 by Andeavor and its wholly owned subsidiary, Tesoro Logistics GP, LLC, to own, operate, develop and acquire logistics assets. We completed our initial public offering in April 2011. We are a full-service logistics company operating in the western and mid-continent regions of the United States. We own and operate networks of crude oil, refined products and natural gas pipelines, terminals with dedicated and non-dedicated storage capacity for crude oil and refined products, rail facilities with loading and off-loading capabilities, marine terminals, a trucking fleet, natural gas processing and fractionation complexes.

Finance Corp., a Delaware corporation, is our wholly owned subsidiary organized for the sole purpose of being a co-issuer of debt securities and a guarantor of certain of our other indebtedness. Finance Corp. has no operations and no revenue other than as may be incidental to its activities as co-issuer and guarantor of certain of our indebtedness.

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas, 78259, and our telephone number is (210) 626-6000. Our website address is http://andeavorlogistics.com. Information found on, or accessible through, our website (other than any reports filed with the SEC expressly incorporated by reference therein) is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

Investing in securities issued by Andeavor Logistics involves risks. Before you invest in any of our securities, in addition to the other information included in, or incorporated by reference into, this prospectus, you should carefully consider the risk factors contained in Item 1A under the caption “Risk Factors” and elsewhere in the Annual Report of Andeavor Logistics on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated in this prospectus by reference. See “Where You Can Find More Information” above for information about how to obtain a copy of these documents. You should also carefully consider the risks and other information that may be contained in, or incorporated by reference into, any prospectus supplement relating to specific offerings of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods shown. For purposes of computing these ratios, “earnings” consists of income from continuing operations before provisions for taxes on income before undistributed equity in earnings, plus fixed charges (excluding capitalized interest). “Fixed charges” consists of interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges(1)	2.7x	2.7x	2.5x	1.4x	1.4x	5.7x

(1)	No preferred units were outstanding during any of the periods presented and therefore, no historical ratio of earnings to combined fixed charges and preferred unit distributions are presented for these periods.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities in the manner set forth in the applicable prospectus supplement, which may include general partnership purposes, debt repayment, future acquisitions, capital expenditures and additions to working capital. If we decide to use the net proceeds from a particular offering of securities for a specific purpose, we will describe that purpose in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

Debt Securities

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that Andeavor Logistics may issue from time to time. Finance Corp. may be a co-issuer of the debentures, notes, bonds and other evidences of indebtedness that Andeavor Logistics may issue from time to time. The debt securities will be senior debt securities. Andeavor Logistics and/or Finance Corp. may offer secured or unsecured debt securities, which may be fully and unconditionally guaranteed by any of the guarantors referred to in this prospectus as described in this prospectus, as well as any additional guarantor identified in an applicable prospectus supplement. We will provide a prospectus supplement that describes the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange and any other specific terms of any debt securities that we may issue from time to time.

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, our debt securities will be governed by a document called an indenture. Debt securities will be issued under a senior indenture with the specific terms and conditions set forth in a supplemental indenture or company order. Unless otherwise specified in the applicable prospectus supplement, debt securities issued by Andeavor Logistics will be issued in one or more series under an indenture. The form of indenture relating to our senior debt securities is filed as an exhibit to the registration statement of which this prospectus is a part.

We anticipate appointing U.S. Bank National Association as the trustee under the indenture under which any of the our debt securities would be issued. We anticipate that U.S. Bank National Association will also be appointed to act as the paying agent, conversion agent, registrar and custodian with regard to the debt securities.

The following description briefly summarizes certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general terms and provisions described below may apply to such debt securities will be described in the applicable prospectus supplement. The terms of the debt securities will include those set forth in the applicable indenture and the applicable indenture supplement or company order, if any, and those made a part of the applicable indenture by the Trust Indenture Act of 1939, as amended. You should read the description below, the applicable prospectus supplement and the provisions of the applicable indenture and the applicable supplemental indenture, company order or officer’s certificate, if any, in their entirety before investing in any of the debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding terms and provisions of the applicable indenture, any applicable supplemental indenture, company order or officer’s certificate and any debt securities are summaries thereof, do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable indenture and any such supplements, company orders and debt securities, including the definitions therein of certain terms. The indentures (together with any related amendments or supplements thereto) and the debt securities, and not any summary of the terms thereof, will govern the rights of holders of debt securities.

Unless otherwise stated in the applicable prospectus supplement, the aggregate principal amount of debt securities that may be issued under the applicable indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time. The prospectus supplement relating to any series of debt securities will describe the specific terms of such debt securities. Unless otherwise stated in the applicable prospectus supplement, the issuer of debt securities of a particular series may issue additional debt securities of such series without the consent of the holders of the debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement. Unless otherwise stated in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect the debt securities to be issued in fully registered form without coupons. Subject to the limitations provided in the applicable indenture and in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Unless otherwise stated in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

The debt securities and the indentures under which the debt securities will be issued will be governed by and construed in accordance with the law of the State of New York.

Guarantees of Debt Securities

The debt securities issued by Andeavor Logistics and/or Finance Corp. may be fully and unconditionally guaranteed by any of the additional registrants referenced on the cover page of the registration statement of which this prospectus forms a part, as well as any additional guarantor identified in an applicable prospectus supplement. The particular terms of any such guarantee of a particular issue of Andeavor Logistics’ and/or Finance Corp.’s debt securities will be described in the related prospectus supplement. Any guarantee will be governed by and construed in accordance with the law of the State of New York.

DESCRIPTION OF OUR PREFERRED UNITS

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other partnership securities on the terms and conditions established by our general partner, Tesoro Logistics GP, LLC, without the approval of any of our limited partners. In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that have special voting rights, to which our common units are not entitled, which we refer to in this prospectus as “preferred units.” As of the date of this prospectus, we have no preferred units outstanding.

Should we offer preferred units under this prospectus, a prospectus supplement relating to the particular series of preferred units offered will include the specific terms of those preferred units, including, among other things, the following:

•	the designation, stated value, and liquidation preference of the preferred units and the number of preferred units offered;

•	the initial public offering price at which the preferred units will be issued;

•	any conversion or exchange provisions of the preferred units;

•	any redemption or sinking fund provisions of the preferred units;

•	the distribution rights of the preferred units, if any;

•	a discussion of any additional material federal income tax considerations regarding the preferred units; and

•	any additional rights, preferences, privileges, limitations, and restrictions of the preferred units.

DESCRIPTION OF OUR COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read this section and “Description of Our Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.” As of November 13, 2017, 89,207,671 common units were outstanding.

Our outstanding common units are listed on the NYSE under the symbol “ANDX”.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except for the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

No transfer of any common units may be made if such transfer would (i) violate the then applicable federal or state securities law or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of our partnership under the laws of the jurisdiction of its formation or (iii) cause our partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR TEXNEW MEX UNITS AND SPECIAL LIMITED PARTNER INTEREST

In connection with the WNRL Merger, we issued, among other partnership interests, (i) 80,000 TexNew Mex Units (the “TexNew Mex Units”) and (ii) the Special Limited Partner Interest (the “Special Limited Partner Interest”) to Western Refining Southwest, Inc., an affiliate of Andeavor (“Western Refining Southwest”).

TexNew Mex Units

The TexNew Mex Units have the following rights, preferences and privileges.

Distributions

Holders of the TexNew Mex Units are entitled to receive distributions of available cash prior to distributions to holders of our common units. Distributions to holders of the TexNew Mex Units will be in an amount equal to eighty percent (80%) of the excess of:

•	(i) the product of (A) the total volume of crude oil actually transported for such quarter on the approximately 375-mile segment of TexNew Mex Pipeline extending from WNRL’s crude oil station in Bisti, New Mexico, in the Four Corners region to its T Station in Eddy County, New Mexico, multiplied by (B) the number of days in such quarter, multiplied by (C) the applicable tariff for such quarter, minus (ii) actual operating expenses for such quarter, minus (iii) actual maintenance capital expenditures for such quarter, plus (iv) any increase in deferred revenue for such quarter, plus (v) certain transportation credits related to our TexNew Mex Pipeline business;

over

•	(i) the product of (A) 13,000, multiplied by (B) the number of days in such quarter, multiplied by (C) the applicable tariff for such quarter, minus (ii) the lesser of (A) actual operating expenses for such quarter and (B) the target operating expenses for such quarter, minus (iii) the lesser of (A) actual maintenance capital expenditures for such quarter and (B) the target capital expenditures for such quarter, less any amounts reserved with the consent of holders of a majority of the TexNew Mex Units in accordance with our partnership agreement to fund certain expansion or investment capital expenditures (subject to return of such amounts if not used by our general partner).

Voting Rights

Holders of the TexNew Mex Units do not have any voting rights, except as set forth below or as otherwise provided by the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”). However, without the affirmative vote or written consent of a majority of the TexNew Mex Units then outstanding, we may not

•	amend, alter, modify or change any provision of our partnership agreement in a manner that would have a material adverse effect on the rights or preferences of holders of the TexNew Mex Units in relation to other classes of partnership securities;

•	authorize the issuance of any class or series of partnership securities with distribution rights that are senior to or on a parity with the TexNew Mex Units;

•	sell, transfer or otherwise dispose of any material portion of the assets of our TexNew Mex Pipeline business; or

•	issue any additional TexNew Mex Units.

Redemption and Conversion Rights

The TexNew Mex Units are perpetual and do not have any rights of redemption or conversion.

Transfers of TexNew Mex Units

No holder of any TexNew Mex Unit may transfer any or all of its TexNew Mex Units without the prior written approval of our general partner, unless (i) the transfer is to an affiliate of the holder or (ii) the transfer is to any person who is, or will be substantially concurrently with the completion of the transfer, an affiliate of our general partner.

Special Limited Partner Interest

The Special Limited Partner Interest has the following rights, preferences and privileges.

Distributions

Except in the event of our dissolution and liquidation, the holder of the Special Limited Partner Interest shall not be entitled to any distributions.

Voting Rights

Holders of the TexNew Mex Units do not have any voting rights, except as provided by the Delaware Act.

DESCRIPTION OF OUR CASH DISTRIBUTION POLICY

Rationale

Our partnership agreement requires that we distribute all of our available cash quarterly. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including those contained in our partnership agreement, our credit facility, our indentures or other debt agreements and applicable law. Please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Set forth below is a summary of our cash distribution policy and the material provisions of our partnership agreement that relate to cash distributions to our unitholders. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Second Amended and Restated Agreement of Limited Partnership which is filed as an exhibit to our Current Report on Form 8-K filed on October 31, 2017.

Distributions of Available Cash

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to its unitholders of record on the applicable record date. Cash distributions will not be characterized as resulting from operating surplus or capital surplus.

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of the quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

To the extent Andeavor and/or its affiliates own common units, the aggregate quarterly distribution of available cash allocated to Andeavor and/or its affiliates shall be reduced by the following amounts: (i) $12,500,000 for the quarter ending December 31, 2017; (ii) $15,000,000 per quarter commencing with the quarter ending March 31, 2018 and ending with the quarter ending December 31, 2018; and (iii) $12,5000,000 per quarter commencing with the quarter ending March 31, 2019 and ending with the quarter ending December 31, 2019.

Prior to making any distributions of available cash with respect to any quarter to the holders of our common units, available cash for such quarter will be first distributed to the holders of the TexNew Mex Units, pro rata, as of the applicable record date, in an amount equal to eighty percent (80%) of the excess of:

•	(i) the product of (A) the total volume of crude oil actually transported for such quarter on the approximately 375-mile segment of TexNew Mex Pipeline extending from WNRL’s crude oil station in Bisti, New Mexico, in the Four Corners region to its T Station in Eddy County, New Mexico, multiplied by (B) the number of days in such quarter, multiplied by (C) the applicable tariff for such quarter, minus (ii) actual operating expenses for such quarter, minus (iii) actual maintenance capital expenditures for such quarter, plus (iv) any increase in deferred revenue for such quarter, plus (v) certain transportation credits related to our TexNew Mex Pipeline business;

over

•	(i) the product of (A) 13,000, multiplied by (B) the number of days in such quarter, multiplied by (C) the applicable tariff for such quarter, minus (ii) the lesser of (A) actual operating expenses for such quarter and (B) the target operating expenses for such quarter, minus (iii) the lesser of (A) actual maintenance capital expenditures for such quarter and (B) the target capital expenditures for such quarter.

less any amounts reserved with the consent of holders of a majority of the TexNew Mex Units in accordance with our partnership agreement to fund certain expansion or investment capital expenditures (subject to return of such amounts if not used by our general partner).

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. If we make positive adjustments to the capital accounts upon the issuance of additional units as a result of such gain, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner designed to result, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Second Amended and Restated Agreement of Limited Partnership which is filed as an exhibit to our Current Report on Form 8-K filed on October 31, 2017. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Description of our Cash Distribution Policy”;

•	with regard to the transfer of common units, please read “Description of Our Common Units — Transfer of Common Units;”

•	with regard to the rights, preferences and privileges of our TexNew Mex Units and the Special Limited Partnership Interest, please read “Description of our TexNew Mex Units and Special Limited Partnership Interest.”

Holders of our common units, TexNew Mex Units and the Special Limited Partnership Interest are considered limited partners of our partnership.

Organization and Duration

We were organized on December 3, 2010 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would be reasonably likely to cause us to be treated as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us, our principal operating subsidiary or its subsidiaries to engage in activities other than the gathering, transportation and storage of crude oil, the terminalling, transportation and storage of refined products and the gathering, transportation and processing of natural gas and natural gas liquids, our general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of our common units. For a description of the voting rights our TexNew Mex Units and Special Limited Partnership Interest, see “Description of our TexNew Mex Units and Special Limited Partnership Interest — TexNew Mex Units — Voting Rights” and “Description of our TexNew Mex Units and Special Limited Partnership Interest — Special Limited Partner Interest — Voting Rights.”

Issuance of additional units	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2021 in a manner which would cause a dissolution of our partnership. See “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding common units, including units held by our general partner and its affiliates. See “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2021. See “— Transfer of General Partner Interest.”

Transfer of ownership interests in the general partner	No approval required at any time. See “— Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of the partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in a number of states. Maintenance of our limited liability as the sole member of our principal operating subsidiary may require compliance with legal requirements in the jurisdictions in which our principal operating subsidiary conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

There are no restrictions under our partnership agreement on the ability of our general partner to issue partnership securities, including partnership securities junior or senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities upon conversion of outstanding partnership securities or the issuance of partnership securities pursuant to the underwriters’ option to purchase additional common units), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its current general partner interest in us. Our general partner’s current interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its current general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion.

The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class. As of November 13, 2017, Andeavor and its affiliates, including our general partner, own approximately 59% of our outstanding common units.

No Unitholder Approval

The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

(3) a change that the general partner determines is necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our principal operating subsidiary, nor its subsidiaries will be treated as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that the general partner determines is necessary or appropriate for the authorization or issuance of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that the general partner determines is necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partner as compared to other classes of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of limited partners in relation to other classes of limited partners will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action, other than to remove the general partner or call a meeting, is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that increases the voting percentage required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of the general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

In addition, the partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. The general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. In addition, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If conditions specified in the partnership agreement are satisfied, the general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of the general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the entry of a decree of judicial dissolution of Andeavor Logistics; or

(3) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (3), the holders of a majority of the outstanding common units may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) neither Andeavor Logistics LP nor any of its subsidiaries would be treated as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not previously taxed as such).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Description of our Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding common units, agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates would give it the practical ability to prevent its removal. As of November 13, 2017, Andeavor and its affiliates, including our general partner, own approximately 59% of our outstanding common units.

Our partnership agreement also provides that if Tesoro Logistics GP, LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•	another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without unitholder approval.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Tesoro Logistics GP, LLC as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

Limited Call Right

If at any time the general partner and its affiliates hold more than 75% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed. As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have its partnership securities purchased at an undesirable time or price.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our member (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-citizen assignee will not have the right to direct the voting of its units and may not receive distributions in kind upon our liquidation.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under Federal Energy Regulatory Commission regulations, or in order to reverse an adverse determination that has occurred regarding such maximum applicable rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our member (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-taxpaying assignee will not have the right to direct the voting of its units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) the general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

(4) any person who is or was a manager, managing member, officer, director, employee, agent, fiduciary or trustee of any entity described in (1), (2) or (3) above; or

(5) any person designated by the general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist it in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether it supplies us with information.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable demand and at its own expense, have furnished to it:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition, to the extent set forth in our most recent filings on Form 10-K, Form 10-Q and Form 8-K; and

(6) any other information regarding our affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by the general partner or any of its affiliates (excluding affiliates who are officers, directors or employees of the general partner) or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Tesoro Logistics GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

PLAN OF DISTRIBUTION

We may sell securities from time to time to purchasers directly, through broker-dealers acting as agents, dealers, or underwriters or through a combination of any of those methods of sale or as otherwise described in the applicable prospectus supplement.

The distribution of the securities may be made from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

VALIDITY OF SECURITIES

The validity of the securities and related guarantees offered by this prospectus will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain matters of Colorado law have been passed upon for us by Gibson, Dunn & Crutcher LLP. Certain matters of New Mexico law have been passed upon for us by Rodey, Dickason, Sloan, Akin & Robb, P.A.

EXPERTS

The consolidated financial statements of Andeavor Logistics as of December 31, 2016 and 2015, and for each of the three years ended December 31, 2016, appearing in Andeavor Logistics’ Current Report (Form 8-K), dated August 21, 2017, and the effectiveness of Andeavor Logistics’ internal control over financial reporting as of December 31, 2016, appearing in Andeavor Logistics’ Annual Report on Form 10-K for the year ended December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of WNRL as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the St. Paul Park Logistics Transaction), which is incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Andeavor Logistics filed on November 14, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical consolidated financial statements of QEP Field Services Company, included as Exhibit 99.4 of Tesoro Logistics LP’s Current Report on Form 8-K dated October 20, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ANDEAVOR LOGISTICS LP

    % Series A Fixed-to-Floating Rate Cumulative Redeemable

Perpetual Preferred Units

(Liquidation Preference $1,000 per unit)

PROSPECTUS

                     , 2017

BofA Merrill Lynch

Goldman Sachs & Co. LLC

Credit Suisse

Wells Fargo Securities